WE DO IT FOR U

FIRST NATIONAL COMMUNITY BANCORP, INC. 2006 ANNUAL REPORT

purpose

MISSION STATEMENT

> The mission of First National Community Bancorp, Inc. is to enhance the value of its shareholders' investment by maximizing long-term earnings, and we intend to accomplish this objective by offering the highest quality of service to meet the needs of our most important asset, our loyal customer base. As a responsible member of the community we take great pride in having a board of directors and senior management with an interest in the community making the business decisions which affect the operations of the company and the welfare of the community. The company, and all individuals associated with our institution, will strive to maintain the highest ethical standards and exhibit leadership, integrity, enthusiasm and vision in the pursuit of our mission.



TABLE OF CONTENTS





FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

AT YEAR END:	2006	2005	% Change
Total Assets	$ 1,184,783	$ 1,008,089	17.5
Net Loans	829,121	707,248	17.2
Total Deposits	920,973	750,666	22.7
Stockholders' Equity	96,862	84,419	14.7
FOR THE YEAR:			
Net Interest Income before Provision for Credit Losses	$ 35,482	$ 30,950	14.6
Provision for Credit Losses	2,080	1,860	11.8
Other Income	4,897	3,904	25.4
Other Expenses	20,773	18,943	9.7
Income before Income Taxes	17,526	14,051	24.7
Provision for Income Taxes	4,017	2,826	42.1
Net Income	$ 13,509	$ 11,225	20.3
PER SHARE DATA:			
Net Income - basic(1)	$ 1.10	$ 0.93	18.3
Net Income - diluted(1)	$ 1.07	$ 0.90	18.9
Cash Dividends	$ 0.48	$ 0.37	29.7
Book Value (1) (2)	$ 7.89	$ 6.98	13.0
Weighted Average Shares Outstanding - basic (1)	12,281,925	12,100,305	---
Weighted Average Shares Outstanding - diluted (1)	12,577,193	12,429,988	---
SELECTED RATIOS:			
Return on Average Assets	1.26%	1.18%	6.8
Return on Average Stockholders' Equity (2)	15.30%	13.96%	9.6
Total Risk-Based Capital/Risk-Adjusted Assets	10.67%	11.29%	(5.5)

(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year. All share and per share information includes the retroactive effect of the 10% stock dividend paid March 31,2006.

(2) Reflects the effect of SFAS No. 115 in the amount of $(70,000) in 2006 and $(524,000) in 2005.



opportUnity

DEPOSITS AND LOANS BY COUNTY
($ IN MILLIONS)

DEPOSITS	
LACKAWANNA COUNTY	$ 547,660
LUZERNE COUNTY	$ 302,826
WAYNE COUNTY	$ 70,487

LOANS	
LACKAWANNA COUNTY	$ 545,368
LUZERNE COUNTY	$ 249,566
WAYNE COUNTY	$ 26,083
OTHER COUNTIES	$ 14,842



OUR MARKET

> With seventeen community bank offices strategically located throughout Lackawanna, Luzerne and Wayne Counties, First National Community Bancorp, Inc. is positioned to be the premier financial services provider in Northeastern Pennsylvania. We will continue to evaluate opportunities that will provide access to customers and markets that compliment our long-term goals.

DUNMORE
102 East Drinker St.
Dunmore, PA 18512
570 346-7667

SCRANTON
419-421 Spruce St.
Scranton, PA 18503
570 343-6572

DICKSON CITY
934 Main St.
Dickson City, PA 18519
570 489-8617

FASHION MALL
277 Scr./Carbondale Hwy.
Scranton, PA 18508
570 348-4880

DALEVILLE
Routes 502 & 435
Daleville, PA 18444
570 848-3622

CLARKS GREEN
269 East Grove St.
Clarks Green, PA 18411
570 586-3622

WILKES-BARRE
23 West Market St.
Wilkes-Barre, PA 18701
570 831-1000

PITTSTON
1700 North Township Blvd.
Pittston, PA 18640
570 655-3622

KINGSTON
754 Wyoming Ave.
Kingston, PA 18704
570 283-3622

EXETER
1625 Wyoming Ave.
Exeter, PA 18643
570 603-1000

PLAINS
27 North River Rd.
Plains, PA 18705
570 825-3622

BACK MOUNTAIN
169 North Memorial Hwy.
Shavertown, PA 18708
570 674-3622

HANOVER TOWNSHIP
734 San Souci Pkwy.
Hanover Township, PA 18706
570 270-3622

NANTICOKE
194 South Market St.
Nanticoke, PA 18634
570 258-3622

HAZLETON
330-352 West Broad St.
Hazleton, PA 18201
570 501-3622

ROUTE 315
3 Old Boston Rd.
Pittston, PA 18640
570 602-3622

HONESDALE
1001 Main St.
Honesdale, PA 18431
570 253-1096

valUe

FOR OURS

> We are pleased with our stock performance and the marketplaces' understanding of our growth potential. We are always looking for opportunities that will complement our current operations and add value for our investors. Our goal is to provide a dividend level that refects financial performance. At First National Community Bancorp we focus on improving the ways we serve our community. The benefits of this focus will be more growth for our Company, increased value for our shareholders and the best banking products for all our customers.


DERS


TO IN

trUe

DIVIDUALS

> What sets us apart is our people. They always have. If you ever have a problem, we guarantee you will talk to a real person. We never forget why we're in business: to serve our customers and offer them the kind of experience they won't find anywhere else. With competitive products, exceptional service and 17 branches in Northeastern PA, we continue to bring our community bank's distinctive characteristics and personalized service to a customer base that we believe will be receptive to the products and services that we offer.

support

> First National Community Bancorp is dedicated to the personal success of every client. We offer a wide range of products and

FOR BUSIN

services to help businesses of all sizes finance their growth and expansion, reduce costs, improve efficiencies, and strengthen their competitive positions – no matter how challenging the economic environment or how complex the borrowing needs. We want to make banking simple for lives that aren't.




TO CO

faithfUl

> While some banks try to compete with us for local market share, we continue to stay one step ahead. We have a distinct "local knowledge" advantage and are able to expand our community reach in contrast with other banks. Over the years our philosophy of building our operations around the customer has worked as we have gained solid, profitable and quality growth. We believe it's because we never forget why we're in business: to serve our community and offer the kind of experience you won't find anywhere else.

success

> At First National Community Bancorp, Inc., our Board of

FOR EVE

Directors and Senior Management set the tone ... one which is based on uncompromising integrity and ethical standards, where partnerships are built on a platform of participation in community programs and by investing in people, businesses and organizations that provide a better future for everyone.





Louis A. DeNaples
Chairman of the Board

J. David Lombardi
President and Chief Executive Officer

TO OUR SHAREHOLDERS

> Once again, we have the honor of delivering good news in this Annual Report to Shareholders. During 2006, your company continued its expansion through internal growth of over $100 million, but also added $75 million as a result of our first activity in the acquisition arena. Earnings and key performance ratios continued to improve, and we are moving forward with plans to expand into the fast-growing Monroe County market. We are pleased to present these outstanding results, and we are proud that we have accomplished this success while adhering to our core values as a true community bank. We are in this for you!

> Total assets increased $177 million, or 18%, during 2006 and ended the year just under $1.2 billion. Our lenders continued to search for new opportunities while expanding existing relationships, and loans outstanding grew $122 million, or 17%. Total deposits increased $170 million, or 23%, in 2006 as customers took advantage of our wide variety of deposit products and competitive interest rates. While much of this growth was generated internally, a significant portion was recorded through the acquisition of a community office located at 1001 Main Street, Honesdale. As a result of this purchase, we were able to gain immediate entry into the Wayne County market with an established customer base and a staff familiar with the needs of the community. We look forward to serving this new market in Wayne County and have plans to open a second location in Honesdale later this year.

> Net income improved $2.3 million, or 20%, in 2006 to $13.5 million, extending our string of record setting earnings to sixteen consecutive years. Growth of the balance sheet combined with effective asset/liability management strategies and rising interest rates resulted in a $4.5 million increase in net interest income before providing for credit losses. Other income improved $1.0 million due to increased fee income and gains from the sale of assets. Operating expenses increased 10% due to the growth of the company, but our overhead ratio improved to 1.94%, reflecting effective cost controls.

TO OUR SHAREHOLDERS CONTINUED

> Key performance ratios also improved in 2006. Our Return on Assets increased from the 1.18% reported in 2005 to 1.26% while our Return on Equity improved from 13.96% to 15.30%. Our net interest margin improved from 3.64% to 3.73% while basic earnings per share increased 18% to $1.10. We have grown from a small community bank to the area's largest locally owned financial institution while maintaining operating efficiencies and improving financial results. We are personally connected to the communities we serve. We are your community bank.

> Shareholders once again benefited from our strong performance. Cash dividends were increased 30% from the prior year, and all shareholders were rewarded with a 10% stock dividend paid March 31, 2006. The impact of our performance translated to our shareholders through the 21% total return recognized on FNCB stock in 2006, after considering dividends paid and market appreciation. We are delighted that you, our loyal shareholders, have shared in our success. We thank you for your continued support.

> As we look forward to 2007 and beyond, we realize that future success begins with today's plans. To accomplish our mission, we are expanding our presence in the Wayne County market and have secured four locations in the Monroe County market for future expansion, with our first entry into the market scheduled for later this year in downtown Stroudsburg. We have added new technologies to improve efficiencies and maintained a staff of officers and employees fully capable of helping us to achieve our goals. We thank all members of the FNCB family, including shareholders, customers, directors and employees. We do it for U.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	For the Years Ended December 31,				
	2006	2005	2004	2003	2002
Total assets	$ 1,184,783	$ 1,008,089	$ 907,491	$ 816,303	$ 735,327
Interest-bearing balances with financial institutions	0	2,178	1,980	2,673	3,368
Securities	270,433	238,223	231,831	211,353	205,492
Net loans	829,121	707,248	625,792	552,197	487,976
Total deposits	920,973	750,666	671,713	602,069	540,475
Stockholders' equity	96,862	84,419	75,723	68,738	62,843
Net interest income before provision for credit losses	35,482	30,950	25,269	23,295	22,060
Provision for credit losses	2,080	1,860	1,400	1,200	1,400
Other income	4,897	3,904	4,789	4,184	3,676
Other expenses	20,773	18,943	17,399	15,483	14,248
Income before income taxes	17,526	14,051	11,259	10,796	10,088
Provision for income taxes	4,017	2,826	1,996	2,159	2,063
Net income	13,509	11,225	9,263	8,637	8,025
Cash dividends paid	$ 5,776	$ 4,513	$ 3,885	$ 3,267	$ 2,832
Per share data:					
Net income - basic (1)	$ 1.10	$ 0.93	$ 0.78	$ 0.75	$ 0.71
Net income - diluted (1)	$ 1.07	$ 0.90	$ 0.75	$ 0.71	$ 0.68
Cash dividends (2)	$ 0.48	$ 0.37	$ 0.33	$ 0.28	$ 0.25
Book value (1)(3)	$ 7.89	$ 6.98	$ 6.39	$ 5.93	$ 5.55
Weighted average number of shares outstanding - basic (1)	12,281,925	12,100,305	11,858,448	11,581,876	11,325,876
Weighted average number of shares outstanding - diluted (1)	12,577,193	12,429,988	12,289,846	12,085,909	11,777,539

(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the 10% stock dividend paid March 31, 2006 and the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(2) Cash dividends per share have been restated to reflect the retroactive effect of the 10% stock dividend paid March 31, 2006 and the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(3) Reflects the effect of SFAS No. 115 in the amount of $(70,000) in 2006, $(524,000) in 2005, $1,030,000 in 2004, $2,635,000 in 2003 and $4,838,000 in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

> The following financial review of First National Community Bancorp, Inc. is presented on a consolidated basis and is intended to provide a comparison of the financial performance of the company, including its wholly-owned subsidiary, First National Community Bank for the years ended December 31, 2006, 2005 and 2004. The information presented below should be read in conjunction with the company's consolidated financial statements and accompanying notes appearing elsewhere in this report.

> Summary

> Net Income totaled $13,509,000 in 2006 which was $2.3 million, or 20%, higher than the $11,225,000 earned last year. The 2005 earnings were $1.9 million, or 21%, higher than the $9,263,000 reported for 2004. Basic earnings per share increased 18% in 2006 from the $0.93 per share reported in 2005 to $1.10. In 2005, basic earnings per share improved 19% from $0.78 in 2004 to $0.93. The weighted average number of shares outstanding used to calculate basic earnings per share was 12,281,925 in 2006, 12,100,305 in 2005 and 11,858,448 in 2004.

> Total interest income improved $15.3 million in 2006, while total interest expense increased $10.8 million, resulting in a $4.5 million increase in net interest income before the provision for credit losses. Balance sheet growth and the positive impact of repricing on interest-sensitive assets and liabilities contributed to the improvement over the prior year. Income generated from service charges on deposits and other sources of fee income increased $634,000 compared to the 2005 total, and gains from the sale of assets were $359,000 higher than the previous year, resulting in a $1.0 million increase in other income. Operating expenses increased $1.8 million, or 10%, in 2006 and the company increased the provision for credit losses by $220,000 to cover losses. Federal income tax expense increased $1.2 million due to the improvement in pre-tax income.

> The improvement in earnings recorded in 2005 was due primarily to the $5.7 million increase in net interest income before providing for credit losses, as balance sheet growth and interest rate increases had a positive impact on earnings. Income from service charges and fees also increased $511,000 over the 2004 level, but a $1.4 million decrease in gains on asset sales, a $1.5 million increase in operating expenses and a $460,000 increase in the provision for credit losses offset a portion of the 22% increase in operating income. Federal income tax expense increased $830,000 due to the increased earnings.

> The company's return on assets for the years ended December 31, 2006, 2005 and 2004 was 1.26%, 1.18% and 1.08%, respectively while the return on average equity was 15.30%, 13.96% and 12.86%.

> Net Interest Income

> Net interest income, the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds, is the largest component of the company's operating income and as such is the primary determinant of profitability. Changes in net interest income occur due to fluctuations in the balances and/or mixes of interest-earning assets and interest-bearing liabilities, and changes in their corresponding interest yields and costs. Before providing for future credit losses, net interest income increased $4,532,000 in 2006 due to growth in loans and deposits and the positive effect of the spread earned on interest sensitive assets and liabilities. Changes in non-performing assets, together with interest lost and recovered on those assets, also impact comparisons of net interest income. In the following schedules, net interest income is analyzed on a tax-equivalent basis, thereby increasing interest income on certain tax-exempt loans and investments by the amount of federal income tax savings realized. In this manner, the true economic impact on earnings from various assets and liabilities can be more accurately compared.

> In 2006, tax-equivalent net interest income improved $4.8 million, or 15%, when compared to the prior year. Growth of the balance sheet, effective asset-liability management strategies and the positive impact due to repricing all contributed to earnings improvement.

> Average loans outstanding increased $101 million, or 15%, in 2006. The average yield earned on the loan portfolio improved ninety-eight basis points, resulting in a $14.2 million increase in income earned on total loans. Commercial loans provided the majority of the increase as balances grew $79 million, or 15%, and earnings improved $12.3 million, or 34%. The significant growth in earnings can be attributed to the volume of variable rate loans in the portfolio which benefited from rising interest rates in 2006. Retail loans outstanding increased $22 million in 2006, which represents a 16% increase. Earnings on retail loans improved $1.9 million, or 24%. The majority of the increase was generated from installment loans, including indirect auto loans, while income from residential mortgage loans and home equity lending also improved.

> Average securities increased $15 million in 2006 as excess funds generated from the acquisition of a community office were utilized in the investment portfolio. The increased balances combined with a thirty-nine basis point improvement in the yield earned provided an additional $1.7 million of interest income over the prior year. Money market balances decreased $7.6 million on average as funds were utilized in higher earning assets. Earnings on this category of assets decreased $233,000 in 2006 due to the reduced balances.

> NET INCOME $ in millions



8.025
8.637
9.263
11.225
13.509
02
03
04
05
06

> Average interest-bearing deposit balances increased $92 million, or 14%, in 2006. Interest-bearing demand deposits grew $34 million during the year due to activity in large commercial accounts and municipal relationships as well as deposits purchased while average savings deposits decreased $9 million. Average time deposits increased $67 million, or 20%, as many customers invested funds as interest rates paid on certificates of deposit increased. The average cost of interest-bearing deposits increased 1.07% over the 2005 rate. Average borrowed funds outstanding increased $7 million in 2006, and the average rate paid on these borrowings was twenty-five basis points higher than the rate paid in 2005.

> Overall, growth of the balance sheet offset a one basis point decrease in the spread earned, resulting in the $4.8 million increase in tax-equivalent net interest income. The net interest margin improved nine basis points to 3.73% during the year due to the changing mix of the balance sheet and the positive impact of repricing. Investment leveraging transactions continued to add to the predictability of the company in 2006, contributing almost $700,000 to pre-tax earnings, but the average spread earned on the transactions was 1.15% which negatively impacted the net interest margin. Exclusive of these transactions, the company's 2006 net interest margin would have been 3.88% which is six basis points higher than the 3.82% recorded last year.

> During 2005, tax-equivalent net interest income increased $5,890,000, or 22%, over the 2004 level. Significant loan growth combined with a 2.00% increase in the prime lending rate had a major impact on the improved earnings. Effective asset-liability management techniques also contributed to the earnings improvement as sound pricing policies enabled the company to increase the net interest margin from the 3.34% recorded in 2004 to 3.64%.

> Average loans increased $71 million, or 12%, over the 2004 level and the average yield earned on total loans improved .88% in 2005, resulting in a $9.8 million increase in earnings from the portfolio. Commercial lending provided the majority of the growth, adding over $64 million of balances on average and $9.4 million of the earnings improvement. Average consumer loans outstanding increased $6.9 million in 2005 due primarily to growth in indirect auto loans and home equity lending.

> Average investment securities were $18 million higher than the prior year, and the higher yields recorded on new purchases contributed to a .13% increase in the average yield earned, resulting in $1.2 million of additional interest income. Money market assets also benefited from Federal Reserve interest rate increases, as $255,000 of additional earnings were derived from a $4 million increase in average balances.

> Deposit growth was significant in 2005, due primarily to increased municipal relationships and positive fluctuations in existing commercial accounts. Average interest-bearing deposit balances grew $84.5 million in 2005. Municipal growth contributed to a $56.5 million increase in interest-bearing demand balances and also factored into the .61% increase in the cost of these funds. Time deposits greater than $100,000 increased $27 million on average as commercial customers took advantage of rising interest rates and moved monies into these higher earning deposits. Overall, the company's cost of deposits increased .53% in 2005, resulting in a $5 million increase in interest expense. Borrowed funds and other interest-bearing liabilities increased $4 million on average, and this growth combined with a .15% increase in the cost of these borrowings added $422,000 of interest expense in 2005.

> As a result, the positive growth of the balance sheet combined with effective pricing strategies led to improvement in the net interest margin from the 3.34% reported in 2004 to 3.64% in 2005. Another factor affecting the company's net interest margin was investment leveraging transactions which match assets with liabilities at various points in the interest rate cycles. These transactions provided over $700,000 of net interest income in 2005, but the interest spread of 1.22% had a negative impact on the company's net interest margin. Exclusive of these transactions, the 2005 margin would have been 3.82% which is .26% higher than the comparable 3.56% recorded in 2004.

>NET INTEREST INCOME BEFORE PROVISION $ in millions


22.060
23.295
25.269
30.950
35.482
02
03
04
05
06

YIELD ANALYSIS

(in thousands-taxable equivalent basis)(1)

	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS:									
Earning Assets:(2)									
Commercial loans-taxable	$ 576,002	$ 45,461	7.89%	$ 498,014	$ 33,343	6.70%	$ 435,758	$ 24,076	5.53%
Commercial loans-tax free	31,085	2,256	7.26	30,208	2,141	7.09	28,348	2,004	7.07
Mortgage loans	29,642	1,961	6.62	22,576	1,483	6.57	21,863	1,372	6.28
Installment loans	131,767	7,994	6.07	116,767	6,538	5.60	110,560	6,212	5.62
Total Loans	768,496	57,672	7.50	667,565	43,505	6.52	596,529	33,664	5.64
Securities-taxable	177,315	8,338	4.70	173,529	7,330	4.22	163,782	6,617	4.04
Securities-tax free	69,313	4,996	7.21	58,119	4,302	7.40	49,586	3,824	7.71
Total Securities	246,628	13,334	5.41	231,648	11,632	5.02	213,368	10,441	4.89
Interest-bearing deposits with banks	1,279	55	4.30	2,059	70	3.40	2,063	44	2.13
Federal funds sold	1,406	73	5.19	8,246	291	3.53	4,121	62	1.50
Total Money Market Assets	2,685	128	4.77	10,305	361	3.50	6,184	106	1.70
Total Earning Assets	1,017,809	71,134	6.99	909,518	55,498	6.10	816,081	44,211	5.42
Non-earning assets	59,947			52,003			49,980		
Allowance for credit losses	(7,873)			(7,748)			(6,848)		
Total Assets	$ 1,069,883			$ 953,773			$ 859,213		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-Bearing Liabilities:									
Interest-bearing demand deposits	$ 254,065	$ 6,453	2.54%	$ 220,373	$ 3,499	1.59%	$ 163,826	$ 1,605	0.98%
Savings deposits	72,889	960	1.32	81,899	868	1.06	80,112	599	0.75
Time deposits over $100,000	162,559	7,143	4.39	126,855	3,863	3.05	99,584	2,102	2.11
Other time deposits	246,993	10,959	4.44	215,338	7,176	3.33	216,453	6,125	2.83
Total Interest-Bearing Deposits	736,506	25,515	3.46	644,465	15,406	2.39	559,975	10,431	1.86
Borrowed funds and other interest-bearing liabilities	159,714	7,671	4.80	152,748	6,951	4.55	148,309	6,529	4.40
Total Interest-Bearing Liabilities	896,220	33,186	3.70	797,213	22,357	2.80	708,284	16,960	2.39
Demand deposits	73,637			68,572			72,700		
Other liabilities	11,746			7,574			6,224		
Stockholders' equity	88,280			80,414			72,005		
Total Liabilities and Stockholders' Equity	$ 1,069,883			$ 953,773			$ 859,213		
Net Interest Income Spread		$ 37,948	3.29%		$ 33,141	3.30%		$ 27,251	3.03%
Net Interest Margin			3.73%			3.64%			3.34%

(1) In this schedule and other schedules presented on a tax-equivalent basis, income that is exempt from federal income taxes, i.e. interest on state and municipal securities, has been adjusted to a taxable equivalent basis using a 34% federal income tax rate.

(2) Excludes non-performing loans.

> Rate Volume Analysis

> The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. Components of interest income and interest expense are presented on a tax-equivalent basis using the statutory federal income tax rate of 34%.

> The following table shows the effect of changes in volume and interest rates on net interest income. The variance in interest income or expense due to the combination of rate and volume has been allocated proportionately.

RATE/VOLUME VARIANCE REPORT[1]
(in thousands-taxable equivalent basis)

	2006 vs 2005			2005 vs 2004		
		Increase(Decrease)			Increase(Decrease)	
	Total Change	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate
Interest Income:						
Commercial loans-taxable	$ 12,118	$ 5,252	$ 6,866	$ 9,267	$ 3,552	$ 5,715
Commercial loans-tax free	115	63	52	137	132	5
Mortgage loans	478	464	14	111	45	66
Installment loans	1,456	889	567	326	362	(36)
Total Loans	14,167	6,668	7,499	9,841	4,091	5,750
Securities-taxable	1,008	176	832	713	394	319
Securities-tax free	694	829	(135)	478	658	(180)
Total Securities	1,702	1,005	697	1,191	1,052	139
Interest-bearing deposits with banks	(15)	(27)	12	26	0	26
Federal funds sold	(218)	(241)	23	229	62	167
Total Money Market Assets	(233)	(268)	35	255	62	193
Total Interest Income	15,636	7,405	8,231	11,287	5,205	6,082
Interest Expense:						
Interest-bearing demand deposits	2,954	459	2,495	1,894	648	1,246
Savings deposits	92	(96)	188	269	14	255
Time deposits over $100,000	3,280	1,087	2,193	1,761	579	1,182
Other time deposits	3,783	1,256	2,527	1,051	(25)	1,076
Total Interest-Bearing Deposits	10,109	2,706	7,403	4,975	1,216	3,759
Borrowed funds and other interest-bearing liabilities	720	223	497	422	195	227
Total Interest Expense	10,829	2,929	7,900	5,397	1,411	3,986
Net Interest Income	$ 4,807	$ 4,476	$ 331	$ 5,890	$ 3,794	$ 2,096

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

> Current Year

> During 2006, tax-equivalent net interest income increased $4.8 million over the prior year total. Balance sheet growth was profitable as evidenced by the $4.5 million of improvement related to volume. The repricing of interest sensitive assets and liabilities combined with growth at current market levels contributed to a positive variance due to rate for a second consecutive year.

> Interest income recognized on loans increased $14.2 million in 2006. The $101 million increase in average loans outstanding led to a $6.7 million increase in interest income, while repricing resulting from Federal Reserve interest rate increases combined with growth at higher rates contributed to the $7.5 million improvement due to rate. Investment securities added $1.7 million more interest income in 2006 due to the $15.0 million increase in average balances and the repositioning of the taxable securities portfolio into higher earning assets. Earnings from money market assets were $233,000 less than the prior year as funds were utilized in higher earning asset categories.

> New deposits added $2.7 million of interest expense in 2006, but rising interest rates led to an additional $7.4 million of interest expense. The $10.1 million of additional cost on deposits combined with a $700,000 increase in the cost of borrowings resulted in a $10.8 million rise in interest expense.

> Prior Year

> In 2005, tax-equivalent net interest income was $5.9 million higher than the 2004 total. Growth of the balance sheet added $3.8 million to earnings in 2005 as the $5.2 million of income earned on new loans and securities more than offset the $1.4 million cost of new deposits and borrowings. Loan growth added $4.1 million of income while new securities and money market assets provided an additional $1.1 million. Interest expense increased $1.2 million due to deposit growth while additional borrowings cost $200,000. Interest rate increases and repricing to current levels also had a positive impact on earnings in 2005. The increased yield on loans resulted in a $5.7 million increase due to rate while income from investment securities and money market assets increased $330,000 from the 2004 level. Interest expense was also impacted by rising rates but to a lesser extent, resulting in a $4.0 million increase in interest expense. Interest on deposits increased $3.8 million in 2005 while the cost of borrowed funds increased $227,000.

> Provision For Credit Losses

> The provision for credit losses varies from year to year based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio. In its evaluation, management considers credit quality, changes in loan volume, composition of the loan portfolio, past experience, delinquency trends, and the economic conditions. Consideration is also given to examinations performed by regulatory authorities and the company's independent auditors. The provision for credit losses was $2,080,000 in 2006, $1,860,000 in 2005, and $1,400,000 in 2004. The ratio of the loan loss reserve to total loans was .90% at December 31, 2006 and 1.05% at December 31, 2005.

> Other Income

Other Income	2006	2005	2004
		(in thousands)	
Service charges	$ 2,645	$ 2,240	$ 1,929
Net gain/(loss) on the sale of securities	(201)	(250)	846
Net gain on the sale of loans	240	210	499
Net gain on the sale of other real estate	297	14	25
Net loss on the sale of other assets	(3)	0	0
Other	1,919	1,690	1,490
Total Other Income	$ 4,897	$ 3,904	$ 4,789

> The company's other income category can be separated into three distinct sub-categories; service charges make up the core component of this area of earnings while net gains (losses) from the sale of assets and other fee income comprise the balance.

> During 2006, total other income increased $1.0 million, or 25%, over the 2005 total due to improvement in all three components. Service charges improved $405,000, or 18%, due primarily to a $364,000 increase in overdraft privilege fees. Income generated from the sale of assets increased $359,000 compared to 2005. Securities were sold to reposition the portfolio for future benefits and residential mortgages were sold to reduce the company's exposure to interest rate risk. Additionally, a $297,000 gain was recognized from the sale of several properties which were previously classified as Other Real Estate Owned. Other fee income also increased $229,000, or 13%, due to a $229,000 increase in fees recognized on outstanding letters of credit.

> In 2005, other income decreased $885,000 compared to the prior year due to a $1.4 million negative variance in income generated from the sale of assets. Income from securities sales decreased $1.1 million to a $250,000 net loss in 2005 as rising interest rates led to portfolio restructuring which was projected to have a positive impact on future periods. Residential mortgage loan sales to shed long-term interest rate risk continued in 2005, but rising interest rates also contributed to a $289,000 decrease from the prior year in this area. Service charge income improved $311,000, or 16%, in 2005 due to increased overdraft privilege fees and income from automated teller machines. All other income improved $200,000 in 2005 due primarily to earnings from our relationship with INVEST Financial Corp. and check card processing.

> Other Expenses

Other Expenses	2006	2005	2004
		(in thousands)	
Salary expense	$ 8,494	$ 7,775	$ 6,905
Employee benefit expense	2,090	1,877	1,787
Occupancy expense	1,626	1,676	1,556
Equipment expense	1,388	1,293	1,257
Directors fees	600 —	528	468
Advertising expense	705	706	650
Data processing expense	1,560	1,435	1,309
Bank shares tax	563	473	583
Other operating expenses	3,747	3,180	2,884
Total Other Expenses	$ 20,773	$ 18,943	$ 17,399

> In 2006, total other expenses increased $1.8 million, or 10%, from the prior year total. Employee costs rose $932,000, which accounts for 50% of the increase, while data processing and shares tax expense increased approximately $100,000 each. All other expenses increased $683,000, or 9%. The company's overhead ratio, which measures non-interest expense as a percentage of average assets, was 1.94% in 2006 compared to 1.99% in 2005, reflecting the stringent controls over expenses in spite of the significant growth recorded during the year.

> Salary and benefit costs accounted for 51% of total operating expenses in 2006. The $932,000 increase in employee costs includes a $719,000 increase in salaries and a $213,000 increase in employee benefits as new employees were added to support growth. The addition of the new community office in Honesdale and higher contributions to the Employee's Profit Sharing Plan and deferred compensation plans also contributed to the increase. As of December 31, 2006, the company had 257 full-time equivalent employees on staff, an 8% increase over the 238 reported on December 31, 2005.

> Occupancy and equipment costs rose a mere $45,000 in 2006. The increase in all other operating expenses includes a $135,000 increase in legal fees related to loan work-outs and branch expansion.

> During 2005, total other expenses increased $1.5 million, or 9%, from the 2004 level. Employee costs increased $960,000, or 62% of the total while occupancy and equipment costs rose $156,000. All other expenses increased $428,000, or 28% of the total increase. The company's overhead ratio was 1.99% in 2005 compared to 2.02% in 2004.

> Salaries increased $870,000 in 2005 including a $492,000 increase in regular salaries and a $287,000 increase in expenses due to FAS 91 salary deferrals. The increase in regular salaries was due to merit increases and staff additions while the additional FAS 91 expense reflects a decrease in the number of loan closings recorded during the year and the deferred costs associated with the loan closings. Stock based compensation and incentive compensation also added $91,000 to the salary

expense variance in 2005. Employee benefit costs increased $90,000 over the 2004 level due to the company's increased contribution to the Employees' Profit Sharing Plan and payroll taxes associated with the increased level of salaries. At December 31, 2005, the company had 238 full-time equivalent employees on staff compared to the 236 reported on December 31, 2004.

> *Occupancy and equipment costs* increased 8% and 3%, respectively, due primarily to increased maintenance expenses. All other operating expenses increased $428,000, or 7%. Much of the increase was attributed to rising data processing costs and the increased cost of goods and services.

> Provision For IncomeTaxes

> Federal income tax expense increased $1.2 million in 2006 due primarily to the $3.5 million improvement in income before taxes. Benefits derived from tax-exempt income and other permanent differences had a positive impact in 2006. The company's effective tax rate was 22.9% in 2006 and 20.1% in 2005.

> In 2005, federal income tax expense increased $830,000 compared to 2004. The $2.8 million increase in income before taxes added $949,000 to the book provision while benefits received from tax-exempt *income and other permanent* differences had a $119,000 positive effect compared to 2004. The company's effective tax rate was 20.1% in 2005 and 17.7% in 2004.

> Financial Condition

> Total assets increased $177 million, or 18%, during 2006 due to significant internal growth and the acquisition of a community office. Internal asset growth amounted to $102 million, or 10%, while assets acquired totaled $75 million. Loan growth of $122 million and a $32 million increase in securities was funded by a $170 million increase in total deposits.

> Securities

> The primary objectives in managing the company's securities portfolio are to maintain the necessary flexibility to meet liquidity and asset and liability management needs and to provide a stable source of *interest income*.

> Total securities increased $32 million in 2006 as excess funds received from the acquisition of a branch office were utilized to fund securities purchases. During the year, an emphasis was placed on adding securities which would reduce the company's risk to declining interest rates. Additionally, due to the significant growth recorded in municipal deposit relationships, an emphasis was placed on adding securities which would provide eligible collateral for those deposits. Municipal bonds and eligible U.S. Agency securities were added to meet collateral needs, while holdings of mortgage-backed securities were reduced through principal prepayments and sales.

> During 2006, the company did not add any investment leveraging transactions due to limited borrowing capacity at the Federal Home Loan Bank. As of December 31, 2006, the company had $65 million of these leveraged transactions outstanding. Management remains committed to strategies which limit purchases to those that are virtually free of credit risk and will help to meet the objectives of the company's investment and asset/liability management policies. Investment sales were executed to shed the portfolio of low earning bonds and bonds which had been reduced in size by principal prepayments to below portfolio parameters.

> The following table sets forth the carrying value of securities at the dates indicated:

	December 31, 2006	2005	2004
		(in thousands)	
U.S. Treasury securities and obligations of U.S. government agencies	$ 59,347	$ 48,175	$ 31,770
Obligations of state and political subdivisions	77,128	65,226	55,955
Collateralized mortgage obligations	63,288	47,368	56,345
Mortgage-backed securities	42,501	48,682	60,705
Corporate debt securities	20,006	20,008	18,983
Equity securities	8,163	8,764	8,073
Total	$ 270,433	$ 238,223	$ 231,831

> The following table sets forth the maturities of securities at December 31, 2006 (in thousands) and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a 34% rate, have been made in calculating yields on obligations of state and political subdivisions.

> **TOTAL ASSETS** $ in millions


735
816
907
1,008
1,185
02
03
04
05
06

> **NET LOANS** $ in millions


488
552
626
707
829
02
03
04
05
06

	Within One Year	2 - 5 Years	6 - 10 Years	Over 10 Years	Mortgage-Backed Securities	No Fixed Maturity	Total
U.S. Treasury securities	$ 499	$ 503	$ 0	$ 0	$ 0	$ 0	$ 1,002
Yield	4.23%	4.39%					4.31%
Obligations of U.S. government agencies		9,959	31,607	16,934			58,500
Yield		4.00%	5.23%	5.29%			5.04%
Obligations of state and political subdivisions (1)			9,438	65,987			75,425
Yield			6.74%	6.84%			6.83%
Corporate debt securities		979	1,589	17,510			20,078
Yield		4.50%	4.83%	6.29%			6.09%
Collateralized mortgage obligations					64,041		64,041
Yield					4.98%		4.98%
Mortgage-backed securities					43,315		43,315
Yield					4.89%		4.89%
Equity securities (2)						8,178	8,178
Yield						4.95%	4.95%
Total maturities	$ 499	$ 11,441	$ 42,634	$ 100,431	$ 107,356	$ 8,178	$ 270,539
Weighted yield	4.23%	4.06%	5.55%	6.48%	4.94%	4.95%	5.57%

(1) Yields on state and municipal securities have been adjusted to a tax-equivalent basis using a 34% federal income tax rate.

(2) Yield presented represents 2006 actual return.

> Loans

> Total loans increased $122 million, or 17% in 2006 including $21 million acquired with a branch purchase. Real estate loans again contributed significantly to the growth, as evidenced by the $88 million increase in this segment of the portfolio. Commercial mortgages provided $49 million of the growth in 2006 while residential mortgage balances increased $10 million, home equity lending added $6 million and other real estate secured loans increased $23 million. The growth in residential mortgage loans was recorded after accounting for the sale of over $15 million of loan balances in 2006 to reduce the company's exposure to interest rate risk and to secure funding for additional loan originations. Installment loans outstanding increased $7.6 million due to growth in the company's indirect lending portfolio. Other commercial loan balances increased $25 million during the year.

> Details regarding the loan portfolio for each of the last five years ending December 31 are as follows:

Loans Outstanding (in thousands)

	2006	2005	2004	2003	2002
Commercial and Financial	$ 157,837	$ 132,838	$ 130,937	$ 132,319	$ 115,651
Real Estate	567,030	478,582	402,792	337,423	294,864
Installment	80,770	73,217	69,027	66,981	63,258
Other	31,591	30,139	30,136	22,052	20,343
Total Loans Gross	837,228	714,776	632,892	558,775	494,116
Unearned Discount	(569)	0	0	0	0
Allowance for Credit Losses	(7,538)	(7,528)	(7,100)	(6,578)	(6,140)
Net Loans	$ 829,121	$ 707,248	$ 625,792	$ 552,197	$ 487,976

> The following schedule shows the repricing distribution of loans outstanding as of December 31, 2006. Also provided are these amounts classified according to sensitivity to changes in interest rates.

Loans Outstanding - Repricing Distribution (in thousands)

	Within One Year	One to Five Years	Over Five Years	Total
Commercial and Financial	$ 113,224	$ 39,751	$ 4,862	$ 157,837
Real Estate	355,479	129,890	81,661	567,030
Installment	2,623	70,884	7,263	80,770
Other	8,989	5,727	16,875	31,591
Total	$ 480,315	$ 246,252	$ 110,661	$ 837,228
Loans with predetermined interest rates	$ 117,316	$ 113,039	$ 92,335	$ 322,690
Loans with floating rates	362,999	133,213	18,326	514,538
Total	$ 480,315	$ 246,252	$ 110,661	$ 837,228

> Asset Quality

> The company manages credit risk through the application of policies and procedures designed to foster sound underwriting and credit monitoring practices, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the company's control.

> The company's risk management committee meets quarterly or more often as required and makes recommendations to the board of directors regarding provisions for credit losses. The committee reviews individual problem credits and ensures that ample reserves are established considering both general allowances and specific allocations.

> The following schedule reflects various non-performing categories as of December 31 for each of the last five years:

	2006	2005	2004	2003	2002
			(in thousands)		
Nonaccrual:					
Impaired	$ 0	$ 0	$ 0	$ 0	$ 0
Other	2,299	70	303	844	37
Loans past due 90 days or more and still accruing	412	721	539	622	299
Other Real Estate Owned	2,188	0	0	0	0
Total Non-Performing Assets	$ 4,899	$ 791	$ 842	$ 1,466	$ 336

> In 2006, total non-performing assets increased $4.1 million. Nonaccrual loans increased $2.2 million due to the addition of three credits caused by the borrowers' inability to make scheduled payments. As of December 31, 2006, the company has recognized a loss of $902,000 on these credits. Any future losses from loans carried as nonaccrual is expected to be minimal after accounting for the sale of the collateral. Other Real Estate Owned increased $2.1 million in 2006 due to the addition of one property obtained in lieu of foreclosure. Title to this property is subject to a future lease option payment payable in 2008. As of December 31, 2006, the company has recognized a loss of $953,000 on this credit. Any future loss is expected to be minimal based on the market value of the property and the carrying value of the asset. No losses were recognized in 2006 on loans carried as nonaccrual on December 31, 2005.

> During 2005, total non-performing assets decreased $51,000. Nonaccrual loans decreased $233,000 during the year and are now limited to $70,000. Scheduled payments combined with a $186,000 charge-off of loans classified as nonaccrual on December 31, 2004 account for the reduction. Any future loss resulting from loans classified as nonaccrual on December 31, 2005 would be minimal. Loans past due over ninety days increased $182,000 during the year. The carrying balance of other real estate owned on December 31, 2005 was $0.

> On December 31, 2006, the company's ratio of nonaccrual loans to total loans was .27% compared to the .01% reported in 2005. The ratio of the allowance for credit losses was .90% at December 31, 2006 compared to 1.05% in 2005, reflecting growth in loans, asset quality and regulatory guidance pertaining to the allowance. We continue to rank well ahead of peer banks in measurements of delinquency. The company continues to acknowledge the weakness in local real estate markets, emphasizing strict underwriting standards to minimize the negative impact of the current environment.

> RESERVE TO TOTAL LOANS %


1.24
1.18
1.12
1.05
0.90
02
03
04
05
06

> Allowance For Credit Losses

> The following table presents an allocation of the allowance for credit losses as of the end of each of the last five years (in thousands):

Loan Loss Reserve Allocation

	December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002	
	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
Commercial and Financial	$ 6,995	77%	$ 6,933	79%	$ 4,028	79%	$ 5,303	76%	$ 4,840	76%
Real Estate	114	4%	55	4%	44	3%	53	4%	44	5%
Installment	377	19%	427	17%	292	18%	276	20%	244	19%
Unallocated	52	-	113	-	2,736	-	946	-	1,012	-
	$ 7,538	100%	$ 7,528	100%	$ 7,100	100%	$ 6,578	100%	$ 6,140	100%

> The following schedule presents an analysis of the allowance for credit losses for each of the last five years (in thousands):

	Year Ended December 31, 2006	2005	2004	2003	2002
Balance, January 1	$ 7,528	$ 7,100	$ 6,578	$ 6,140	$ 5,594
Charge-Offs:					
Commercial and Financial	83	64	293	314	256
Real Estate	1,802	1,523	412	109	455
Installment	535	435	423	579	307
Total Charge-Offs	2,420	2,022	1,128	1,002	1,018
Recoveries on Charged-Off Loans:					
Commercial and Financial	8	257	51	13	2
Real Estate	110	108	66	7	10
Installment	232	225	133	220	152
Total Recoveries	350	590	250	240	164
Net Charge-Offs	2,070	1,432	878	762	854
Provision for Credit Losses	2,080	1,860	1,400	1,200	1,400
Balance, December 31	$ 7,538	$ 7,528	$ 7,100	$ 6,578	$ 6,140
Net Charge-Offs during the period as a percentage of average loans outstanding during the period	.27%	.21%	.15%	.15%	.18%
Allowance for credit losses as a percentage of loans outstanding at end of period	.90%	1.05%	1.12%	1.18%	1.24%

> Net charge-offs total $2.1 million in 2006 due primarily to deterioration in two relationships. Based on management's evaluation of the borrowers' ability to make future payments and the value of the underlying collateral, charge-offs totaling $1.6 million were recommended and processed in the fourth quarter. As a result of these charge-offs, the company determined that additional provisions were necessary to maintain the strength of the reserve and provided an additional $1,000,000 in December. Other activity is consistent with prior periods and includes writedowns on credits incurred in the normal course of business. The installment loan charge-offs include $305,000 of indirect auto loans, of which $220,000 was recovered in 2006 through sales of the vehicles. During 2006, there were no charge-offs on loans carried as nonaccrual on December 31, 2005. The company's ratio of net charge-offs to average loans is comparable to its national peer groups while the ratio of the allowance for credit losses to total loans is adequate considering current delinquency levels.

> TOTAL DEPOSITS $ in millions



540
602
672
751
921
02
03
04
05
06

> Deposits

> The primary source of funds to support the company's growth is its deposit base, and emphasis has been placed on accumulating new deposits while making every effort to retain current relationships. Total deposits increased $170 million in 2006 comprised of $49 million in lower costing savings and demand accounts and a $121 million increase in time deposit balances. Included in the 2006 growth is $74 million of deposits acquired through the purchase of a branch office.

> The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table (in thousands):

	2006 Amount	2006 Rate	2005 Amount	2005 Rate	2004 Amount	2004 Rate
Non-interest bearing demand deposits	$ 73,637		$ 68,572		$ 72,700	
Interest-bearing demand deposits	254,065	2.54%	220,373	1.59%	163,826	0.98%
Savings deposits	72,889	1.32%	81,899	1.06%	80,112	0.75%
Time deposits	409,552	4.42%	342,193	3.23%	316,037	2.60%
Total	$ 810,143		$ 713,037		$ 632,675	

(Year Ended December 31.)

> Maturities of time deposits of $100,000 or more outstanding at December 31, 2006, are summarized as follows (in thousands):

3 months or less	$ 104,565
Over 3 through 6 months	17,154
Over 6 through 12 months	37,689
Over 12 months	28,476
Total	$ 187,884

> Asset and Liability Management

> The major objectives of the company's asset and liability management are to (1) manage exposure to changes in the interest rate environment to achieve a neutral interest sensitivity position within reasonable ranges, (2) ensure adequate liquidity and funding, (3) maintain a strong capital base, and (4) maximize net interest income opportunities. The company manages these objectives through its Senior Management and Asset and Liability Management Committees (ALCO). Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, the economic environment, the anticipated direction of interest rates and the company's earnings sensitivity to changes in these rates.

> Interest Rate Sensitivity

> The company analyzes its interest sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets.

> While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a repricing interval based on internal assumptions. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

> Because of the limitations of the gap reports, the company uses simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

> Interest Rate Gap

> The following schedule illustrates the company's interest rate gap position as of December 31, 2006 which measures sensitivity to interest rate fluctuations for certain interest sensitivity periods.

INTEREST RATE SENSITIVITY ANALYSIS

as of December 31, 2006
(in thousands)

	Rate Sensitive						
	1 to 90 Days	91 to 180 Days	181 to 365 Days	1 to 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Commercial loans	$ 431,105	$ 12,015	$ 23,820	$ 150,683	$ 28,286	$ 0	$ 645,909
Mortgage loans	912	1,330	3,393	20,061	9,642	0	35,338
Installment loans	16,018	7,942	18,308	89,640	23,504	0	155,412
Total Loans	448,035	21,287	45,521	260,384	61,432	0	836,659
Securities-taxable	25,488	3,919	13,134	81,192	63,097	8,178	195,008
Securities-tax free	1,905	630	2,820	34,475	35,595	0	75,425
Total Securities	27,393	4,549	15,954	115,667	98,692	8,178	270,433
Interest-bearing deposits with banks	0	0	0	0	0	0	0
Federal funds sold	2,325	0	0	0	0	0	2,325
Total Money Market Assets	2,325	0	0	0	0	0	2,325
Total Earning Assets	477,753	25,836	61,475	376,051	160,124	8,178	1,109,417
Non-earning assets	0	0	0	0	0	82,904	82,904
Allowance for credit losses	0	0	0	0	0	(7,538)	(7,538)
Total Assets	$ 477,753	$ 25,836	$ 61,475	$ 376,051	$ 160,124	$ 83,544	$ 1,184,783
Interest-bearing demand deposits	$ 291,400	$ 0	$ 0	$ 0	$ 0	$ 0	$ 291,400
Savings deposits	72,408	0	797	0	0	0	73,205
Time deposits $100,000 and over	133,094	12,962	21,558	19,916	354	0	187,884
Other time deposits	114,929	37,921	45,826	78,883	4,550	0	282,109
Total Interest-Bearing Deposits	611,831	50,883	68,181	98,799	4,904	0	834,598
Borrowed funds and other interest-bearing liabilities	25,105	1,062	1,964	89,247	35,494	0	152,872
Total Interest-Bearing Liabilities	636,936	51,945	70,145	188,046	40,398	0	987,470
Demand deposits	0	0	0	0	0	86,375	86,375
Other liabilities	0	0	0	0	0	14,076	14,076
Stockholders' equity	0	0	0	0	0	96,862	96,862
Total Liabilities and Stockholders' Equity	$ 636,936	$ 51,945	$ 70,145	$ 188,046	$ 40,398	$ 197,313	$ 1,184,783
Interest Rate Sensitivity Gap	$ (159,183)	$ (26,109)	$ (8,670)	$ 188,005	$ 119,726	$ (113,769)	
Cumulative Gap	$ (159,183)	$ (185,292)	$ (193,962)	$ (5,957)	$ 113,769		

> The company's interest sensitivity at December 31, 2006 was essentially neutral within reasonable ranges, and an interest rate fluctuation of up or down 200 basis points would not be expected to have a significant impact on net interest income. The negative cumulative gap through one year would seem to indicate that the company would benefit from a decrease in interest rates, but the timing and extent of such changes could provide results which are inconsistent with the gap statement.

> Earnings At Risk And Economic Value At Risk Simulations

> The company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

> Earnings At Risk

> Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities reprice equally and simultaneously with market rates (i.e., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in the interest rate simulation model.

> Economic Value At Risk

> Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the company's existing assets and liabilities. The ALCO examines this ratio monthly utilizing a rate shock of ±200 basis points in the interest rate simulation model. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

> The following table illustrates the simulated impact of a 200 basis point upward or downward movement in interest rates on net interest income, and the change in economic value. This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2006 remained constant. The impact of the rate movements were developed by simulating the effect of rates changing over a twelve-month period from the December 31, 2006 levels.

	RATES + 200	RATES - 200
Earnings at risk:		
Percent change in net interest income	(3.96)%	(2.48)%
Economic value at risk:		
Percent change in economic value of equity	(16.49)%	12.13%

> Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may change beyond the company's policy guideline for a short period of time as long as the risk-based capital ratio is greater than 10%.

> Liquidity

> The term liquidity refers to the ability of the company to generate sufficient amounts of cash to meet its cash-flow needs. Liquidity is required to fulfill the borrowing needs of the company's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. Cash and cash equivalents (cash and due from banks and federal funds sold) are the company's most liquid assets. At December 31, 2006 cash and cash equivalents totaled $28.7 million, compared to the December 31, 2005 level of $21.9 million. Financing activities provided $157.2 million and operating activities provided $19.8 million of cash and cash equivalents during the year while investing activities utilized $170.2 million. The cash flows provided by financing activities is due primarily to an increase in deposits while the funds provided by operating activities pertains to interest payments received on loans and investments. The cash used in investing activities consists of loan proceeds and security purchases.

> Core deposits, which represent the company's primary source of liquidity, averaged $648 million in 2006, an increase of $62 million, or 11%, from the $586 million average in 2005. This increase in average core deposits was supplemented with a $36 million increase in average jumbo certificates and a $7 million increase in average borrowed funds and other interest-bearing liabilities.

> The company has other potential sources of liquidity, including repurchase agreements. Additionally, the company can borrow on credit lines established at several correspondent banks, the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Discount Window.

> Capital

> A strong capital base is essential to the continued growth and profitability of the company and is therefore a management priority. The company's principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 15 to the financial statements, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help insure the safety and soundness of financial institutions.

> The following schedules present information regarding the company's risk-based capital at December 31, 2006, 2005 and 2004 and selected other capital ratios.

> Capital Analysis

(in thousands)

	December 31, 2006	2005	2004
Tier I Capital:			
Total Tier I Capital	$ 97,048	$ 84,943	$ 74,693
Tier II Capital:			
Allowable portion of allowance for credit losses	$ 7,538	$ 7,528	$ 7,100
Total Risk-Based Capital	$ 104,586	$ 92,471	$ 81,793
Total Risk-Weighted Assets	$ 980,201	$ 819,339	$ 728,681

> Capital Ratios

	Regulatory Minimum	December 31, 2006	2005	2004
Total Risk-Based Capital	8.00%	10.67%	11.29%	11.22%
Tier I Risk-Based Capital	4.00%	9.90%	10.37%	10.25%
Tier I Leverage Ratio	4.00%	9.16%	8.91%	8.69%
Return on Assets	N/A	1.26%	1.18%	1.08%
Return on Equity*	N/A	15.30%	13.96%	12.86%
Equity to Assets Ratio*	N/A	8.18%	8.37%	8.34%
Dividend Payout Ratio	N/A	42.75%	40.20%	41.95%

* Includes the effect of SFAS 115 in the amount of $(70,000) in 2006, $(524,000) in 2005, and $1,030,000 in 2004.

> During 1999, the company implemented a Dividend Reinvestment Plan which has resulted in an influx to capital of $13.3 million to date. The company also adopted stock option plans for directors and senior officers. New capital generated from the exercise of stock options is $3.8 million at December 31, 2006. In February 2006, the company declared a 10% stock dividend payable March 31, 2006, resulting in the issuance of 1,112,868 new shares. The company has also paid 100% stock divi-

dends on September 30, 2004 and January 31, 2003 which resulted in 5,423,425 and 2,603,838 new shares, respectively. At the 2005 Annual Meeting, shareholders approved management's proposal to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares.

> In 2006, regulatory capital increased $12.1 million comprised of a $6.1 million increase in retained earnings after paying cash dividends of $5.8 million and accounting for the 10% stock dividend paid March 31, 2006, a $3.3 million increase due to the company's dividend reinvestment plan and a $.9 million increase due to the issuance of shares from the company's stock option plans. As of December 31, 2006, there were 36,780,372 shares of stock available for future sale or stock dividends. The number of shareholders of record at December 31, 2006 was 1,523. Quarterly market highs and lows, dividends paid and known market makers are highlighted in the Investor Information section of this Annual Report. Refer to Note 15 to the financial statements for further discussion of capital requirements and dividend limitations.

> Economic Conditions And Forward Outlook

> Economic conditions affect financial institutions, as they do other businesses, in a number of ways. Rising inflation affects all businesses through increased operating costs but affects banks primarily through the manner in which they manage their interest sensitive assets and liabilities in a rising rate environment. Economic recession can also have a material effect on financial institutions as the assets and liabilities affected by a decrease in interest rates must be managed in a way that will maximize the largest component of a bank's income, that being net interest income. Recessionary periods may also tend to decrease borrowing needs and increase the uncertainty inherent in the borrowers' ability to pay previously advanced loans. Additionally, reinvestment of investment portfolio maturities can pose a problem as attractive rates are not as available. Management closely monitors the interest rate risk of the balance sheet and the credit risk inherent in the loan portfolio in order to minimize the effects of fluctuations caused by changes in general economic conditions.

> While we are optimistic about the prospect of continued growth and earnings improvement, any forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could vary from those implied for a variety of reasons including:

> A change in interest rates which is more immediate or more significant than anticipated.

> The demand for new loans and the ability of borrowers to repay outstanding debt.

> The timing of expansion plans could be altered by forces beyond our control such as weather or regulatory approvals.

> Our ability to continue to attract new deposits from our marketplace to meet the daily liquidity needs of the company.

> As of this writing, the company was not aware of any pronouncements or legislation that would have a material impact on the results of operations.

> STOCKHOLDERS' EQUITY $ in millions


62.8
68.7
75.7
84.4
96.9
02
03
04
05
06

> DIVIDENDS PER SHARE $


$0.25
$0.28
$0.33
$0.37
$0.48
02
03
04
05
06

CORPORATE PROFILE

The Business of First National Community Bancorp, Inc.

THE COMPANY

> First National Community Bancorp, Inc. (the "company") is a Pennsylvania business, incorporated in 1997 and is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. The company became an active bank holding company on July 1, 1998 when it assumed ownership of First National Community Bank (the "bank"). On November 2, 2000, the Federal Reserve Bank of Philadelphia approved the company's application to change its status to a financial holding company as a complement to the company's strategic objective. The bank is a wholly-owned subsidiary of the company.

> The company's primary activity consists of owning and operating the bank, which provides customary retail and commercial banking services to individuals and businesses. The bank provides practically all of the company's earnings as a result of its banking services.

THE BANK

> The bank was established as a national banking association in 1910 as "The First National Bank of Dunmore." Based upon shareholder approval received at a Special Shareholders' Meeting held October 27, 1987, the bank changed its name to "First National Community Bank" effective March 1, 1988. The bank's operations are conducted from offices located in Lackawanna, Luzerne and Wayne Counties, Pennsylvania:

OFFICE	DATE OPENED
Main	October 1910
Scranton	September 1980
Dickson City	December 1984
Fashion Mall	July 1988
Wilkes-Barre	July 1993
Pittston Plaza	April 1995
Kingston	August 1996
Exeter	November 1998
Daleville	April 2000
Plains	June 2000
Back Mountain	October 2000
Clarks Green	October 2001
Hanover Township	January 2002
Nanticoke	April 2002
Hazleton	October 2003
Route 315	February 2004
Honesdale	November 2006

> The bank provides many commercial banking services to individuals and businesses including Image Checking and E-Statement. Deposit products include standard checking, savings and certificate of deposit products, as well as a variety of preferred products for higher balance customers. The bank also participates in the Certificate of Deposit Registry program which allows customers to secure FDIC insurance on balances in excess of the standard limitations. Consumer loans include both secured and unsecured installment loans, fixed and variable rate mortgages, jumbo mortgages, home equity term loans and lines of credit and "Instant Money" overdraft protection loans. Additionally, the bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. VISA personal credit cards are available through the bank, as well as the FNCB Check Card which allows customers to access their checking account at any retail location that accepts VISA and serves the dual purpose of an ATM card. In the commercial lending field, the bank offers demand and term loans, either secured or unsecured, letters of credit, working capital loans, accounts receivable, inventory or equipment financing loans, and commercial mortgages. In addition, the bank offers MasterCard and VISA processing services to its commercial customers, as well as our Cash Management service which can be accessed through FNCBusiness Online, which is Internet based. FNCBusiness Online is a menu driven product that allows our business customers to have direct access to their account information and the ability to perform internal and external transfers and process Direct Deposit payroll transactions for employees, 24 hours a day, 7 days a week, from their place of business. As a result of the bank's partnership with INVEST, our customers are able to access alternative products such as mutual funds, annuities, stock and bond purchases, etc. directly from our INVEST representatives. The bank also offers customers the convenience of 24-hour banking, seven days a week, through FNCB Online via the Internet and its ATM network. Automated teller machines are available at the following locations:

COMMUNITY OFFICES	REMOTE LOCATIONS
Dunmore	Petro Truck Stop, 98 Grove St., Dupont
Scranton	Bill's Shoprite Supermarket, Rt. 502, Daleville
Dickson City	Joe's Kwik Mart, 620 N. Blakely St., Dunmore
Fashion Mall	Joe's Kwik Mart, Rts 940 and I-380, Pocono Summit
Wilkes-Barre	Joe's Kwik Mart, Route 6, Honesdale
Pittston	Joe's Kwik Mart, Providence Rd. and Main Ave., Scranton
Kingston	Hess Gas Station, 5128 Milford Road, East Stroudsburg
Exeter	
Daleville	
Plains	
Back Mountain	
Clarks Green	
Hanover Township	
Nanticoke	
Hazleton	
Route 315	
Honesdale	

> Additionally, to further enhance 24-hour banking services, Telephone Banking (Account Link), Loan by Phone, and Mortgage Link are available to customers. These services provide consumers the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch tone telephone. Also, in our efforts to continually provide consumers the best possible service, the bank implemented in 2004 a Bounce Protection service which provides consumers with an added level of protection against unanticipated cash flow emergencies and account reconciliation errors.

> As of December 31, 2006, industry concentrations exist within the following six industries. Loans and lines of credit to each of these industries were as follows:

	Amount	% of Regulatory Capital
• Land Subdivision	$81,258,000	78%
• Shopping Centers/Complexes	$40,285,000	39%
• Solid Waste Landfills Industry	$39,638,000	38%
• Hotels	$37,067,000	35%
• Casino Hotels	$35,000,000	33%
• General Government Industry	$34,826,000	33%

> First lien mortgages on the real estate and a diverse group of borrowers, provide security against undue risks in the portfolio.

COMPETITION

> The bank is one of two financial institutions with principal offices in Dunmore. Primary competition in the Lackawanna County market comes from numerous commercial banks and savings and loan associations operating in the area. Our Luzerne County offices share many of the same competitors we face in Lackawanna County as well as several banks and savings and loans that are not in our Lackawanna County market. In 2006, the bank entered the Wayne County market. Competition for loan and deposit relationships is primarily with three banks headquartered in Wayne County as well as other institutions located within the market. Deposit deregulation has intensified the competition for deposits among banks in recent years. Additional competition is derived from credit unions, finance companies, brokerage firms, insurance companies and retailers.

REGULATORY MATTERS

> The company is subject to certain annual reporting requirements regarding its business operations. As a registered financial holding company under the Bank Holding Company Act of 1956, as amended, the company is subject to the supervision and examination by the Federal Reserve Board.

> The bank is subject to regulation and supervision by the Office of the Comptroller of the Currency, which includes regular examinations of the bank's records and operations. As a member of the Federal Deposit Insurance Corporation (FDIC), the bank's depositors' accounts are insured up to $100,000 per ownership category. To obtain this protection for its depositors, the bank pays an assessment and is subject to the regulations of the FDIC. The bank is also a member of the Federal Reserve System and as such is subject to the rules promulgated by the Federal Reserve Board.

EMPLOYEES

> As of December 31, 2006 the bank employed 286 persons, including 59 part time employees.

DESCRIPTION OF PROPERTY

> The company owns the principal operating office of the company and the following community offices and Drive-In facilities of the bank:

OFFICE	ADDRESS
Main Office	102 East Drinker Street, Dunmore
Dickson City Office	934 Main Street, Dickson City
Scranton Office	419-421 Spruce Street, Scranton
Clarks Green Office	269 East Grove Street, Clarks Green
Nanticoke	194 South Market Street, Nanticoke
Hazleton	330-352 West Broad Street, Hazleton
Honesdale	1001 Main Street, Honesdale

> The bank conducts the following branch operations from leased facilities:

OFFICE	ADDRESS
Fashion Mall Office	277 Scranton/Carbondale Highway, Scranton
Wilkes-Barre Office	23 West Market Street, Wilkes-Barre
Pittston Plaza Office	1700 North Township Boulevard, Pittston
Kingston Office	754 Wyoming Avenue, Kingston
Exeter Office	1625 Wyoming Avenue, Exeter
Daleville Office	Route 502 & 435, Daleville
Plains Office	27 North River Road, Plains
Back Mountain Office	169 North Memorial Highway, Shavertown
Hanover Township Office	734 San Souci Parkway, Hanover Township
Route 315 Office	3 Old Boston Road, Pittston

> The bank also leases a facility in Dunmore for back office operations and certain senior administrative offices. As of December 31, 2006 the bank owned three other properties located in Dunmore and four other parcels of land which were acquired for future expansion.

DIRECTORS AND OFFICERS

FIRST NATIONAL COMMUNITY BANCORP, INC.

OFFICERS

Louis A. DeNaples
Chairman

J. David Lombardi
President and Chief Executive Officer

Michael J. Cestone, Jr.
Secretary

William S. Lance
Treasurer

DIRECTORS OF THE CORPORATION AND BANK

Louis A. DeNaples
Chairman of the Boards of the Company and the Bank
President, DeNaples Auto Parts, Inc.
Vice President, Rail Realty Inc.

J. David Lombardi
President and Chief Executive Officer
of the Company and the Bank

Michael J. Cestone, Jr.
Secretary of the Boards of the Company and the Bank
President, M.R. Co. (a corporation)
CEO, S.G. Mastriani Company

Michael G. Cestone
President, S.G. Mastriani Company

Joseph Coccia
President, Coccia Ford, Inc.
President, Coccia Lincoln Mercury, Inc.

William P. Conaboy
Vice President, General Counsel, Allied Services

Michael T. Conahan
President Judge
Luzerne County Court of Common Pleas

Dominick L. DeNaples
Vice President, DeNaples Auto Parts, Inc.
President, Rail Realty Inc.

Joseph J. Gentile
President, Dunmore Oil Co., Inc.

Joseph O. Haggerty
Retired Superintendent
Dunmore School District

John P. Moses
CEO, ALSAC/St. Jude Children's Research Hospital

John R. Thomas
Retired Executive

DIRECTORS AND OFFICERS CONTINUED

FIRST NATIONAL COMMUNITY BANK OFFICERS

J. David Lombardi
President and Chief Executive Officer

Gerard A. Champi
Executive Vice President
Retail Sales Division Manager

Thomas P. Tulaney
Executive Vice President
Commercial Sales Division Manager

Stephen J. Kavulich
First Senior Vice President
Loan Administration/Compliance Division Manager

William S. Lance
First Senior Vice President
Finance Control Division Manager

James M. Bone, Jr., CPA
Senior Vice President
Administrative Services Division Manager

Robert J. Mancuso
Senior Vice President and Cashier
Facilities and Human Resources Division Manager

Richard F. Post, Jr.
Senior Vice President
Loan Review Division Manager

Anthony J. Gabello, CPA
Senior Vice President
Credit and Branch Administrator

Brian C. Mahlstedt
Senior Vice President
Commercial Loan Officer

Joseph P. Stupak, CFSA
Internal Auditor

Patrick J. Barrett
Vice President
Commercial Loan Officer

Joseph A. Castrogiovanni
Vice President
Commercial Loan Officer

Cathy J. Conrad
Vice President
Credit Department Manager

Donna M. Czerw
Vice President
Branch Operations Specialist

Linda A. D'Amario
Vice President
Comptroller

Paul S. Dunda
Vice President
Information Services Manager

John P. Foley
Vice President
Commercial Loan Officer

Jonathan T. Grande
Vice President
Commercial Loan Officer

Nancy A. Jeffers
Vice President
Commercial Loan Officer

Robert F. Karoscik
Vice President
Commercial Loan Officer

Lisa L. Kinney
Vice President
Indirect Lending Manager

Thomas C. Lunney
Vice President
Property Manager

Louis M. Martarano
Vice President
Retail Sales Administrator

Anthony T. Rossi
Vice President
Collections Manager

Theresa M. Surma
Vice President
Electronic Banking Manager

James S. Worobey
Vice President
Commercial Loan Officer

Wendy A. Worobey
Vice President
M.I.S. Manager

Marilyn K. Dolphin
Assistant Vice President
Community Office Manager

Eileen R. Farber-Bonk
Assistant Vice President
Community Office Manager

Michael J. Germano III
Assistant Vice President
Special Assets Officer

Christine A. Gresh
Assistant Vice President
Community Office Manager

Lori L. Hubal
Assistant Vice President
Community Office Manager

William E. Keating
Assistant Vice President
Community Office Manager

Madolyn A. MacArthur
Assistant Vice President
Community Office Manager

Richard D. Padula
Assistant Vice President
Mortgage Loan Originator

Lucy E. Singer
Assistant Vice President
Community Office Manager

Germaine T. Helcoski, CRP
Assistant Auditor

Ryan J. Barhight
Assistant Cashier
Senior Credit Analyst

Jason A. Bohenek
Assistant Cashier
Accounting Supervisor

Michael D. Kashnicki
Assistant Cashier
Commercial Loan Officer

Linda L. Matylewicz
Assistant Cashier
Employment Coordinator

Bernice A. Shipp
Assistant Cashier
Community Office Manager

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)	2006	2005
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 26,418	$ 21,880
Federal funds sold	2,325	0
Total cash and cash equivalents	28,743	21,880
Interest-bearing balances with financial institutions	0	2,178
Securities:		
Available-for-sale, at fair value	261,626	228,881
Held-to-maturity, at cost (fair value $1,819 and $1,648)	1,639	1,561
Federal Reserve Bank and FHLB stock, at cost	7,168	7,781
Loans, net of allowance for credit losses of $7,538 and $7,528	829,121	707,248
Bank premises and equipment	13,671	10,620
Accrued interest receivable	6,127	4,992
Intangible assets	1,739	0
Goodwill	8,134	0
Other assets	26,815	22,948
TOTAL ASSETS	$ 1,184,783	$ 1,008,089
LIABILITIES		
Deposits:		
Demand	$ 86,375	$ 75,351
Interest-bearing demand	291,400	239,590
Savings	73,205	87,028
Time ($100,000 and over)	187,884	131,635
Other time	282,109	217,062
Total deposits	920,973	750,666
Borrowed funds	152,872	164,105
Accrued interest payable	6,774	3,611
Other liabilities	7,302	5,288
Total liabilities	$ 1,087,921	$ 923,670
STOCKHOLDERS' EQUITY		
Common Stock ($1.25 par)		
Authorized: 50,000,000 shares in 2006 and 2005		
Issued and outstanding: 12,398,168 shares in 2006 and 12,188,750 shares in 2005	$ 15,498	$ 15,236
Additional paid-in capital	52,418	46,792
Retained earnings	29,016	22,915
Accumulated other comprehensive income	(70)	(524)
Total stockholders' equity	96,862	84,419
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,184,783	$ 1,008,089

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, (in thousands, except per share data)	2006	2005	2004
INTEREST INCOME			
Interest and fees on loans	$ 56,905	$ 42,777	$ 32,982
Interest and dividends on securities:			
U.S. Treasury and government agencies	6,762	6,078	5,788
State and political subdivisions	3,297	2,839	2,524
Other securities	1,576	1,252	829
Total interest and dividends on securities	11,635	10,169	9,141
Interest on balances with financial institutions	55	70	44
Interest on federal funds sold	73	291	62
TOTAL INTEREST INCOME	68,668	53,307	42,229
INTEREST EXPENSE			
Interest-bearing demand	6,453	3,499	1,605
Savings	960	868	599
Time ($100,000 and over)	7,143	3,863	2,102
Other time	10,959	7,176	6,125
Interest on borrowed funds	7,671	6,951	6,529
TOTAL INTEREST EXPENSE	33,186	22,357	16,960
Net interest income before provision for credit losses	35,482	30,950	25,269
Provision for credit losses	2,080	1,860	1,400
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	33,402	29,090	23,869
OTHER INCOME			
Service charges	2,645	2,240	1,929
Net gain/(loss) on the sale of securities	(201)	(250)	846
Net gain on the sale of loans	240	210	499
Net gain on the sale of other real estate	297	14	25
Net loss on the sale of other assets	(3)	0	0
Other	1,919	1,690	1,490
TOTAL OTHER INCOME	4,897	3,904	4,789
OTHER EXPENSES			
Salaries and employee benefits	10,584	9,652	8,692
Occupancy expense	1,626	1,676	1,556
Equipment expense	1,388	1,293	1,257
Directors fees	600	528	468
Advertising expense	705	706	650
Data processing expense	1,560	1,435	1,309
Bank shares tax	563	473	583
Other operating expenses	3,747	3,180	2,884
TOTAL OTHER EXPENSES	20,773	18,943	17,399
INCOME BEFORE INCOME TAXES	17,526	14,051	11,259
Provision for income taxes	4,017	2,826	1,996
NET INCOME	$ 13,509	$ 11,225	$ 9,263
EARNINGS PER SHARE:			
BASIC	$ 1.10	$ 0.93	$ 0.78
DILUTED	$ 1.07	$ 0.90	$ 0.75

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, (in thousands)	2006	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest received	$ 67,947	$ 53,134	$ 42,633
Fees and commissions received	4,580	3,930	3,419
Interest paid	(30,024)	(20,280)	(17,457)
Cash paid to suppliers and employees	(17,821)	(16,783)	(15,019)
Income taxes paid	(4,876)	(3,750)	(2,189)
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,806	16,251	11,387
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from maturities	0	5,000	500
Proceeds from sales prior to maturity	12,375	25,100	67,933
Proceeds from calls prior to maturity	24,638	24,159	33,866
Purchases	(69,149)	(64,092)	(125,292)
Net (increase)/decrease in interest-bearing bank balances	2,178	(198)	693
Investment in statutory trust	(310)	0	0
Purchase of bank owned life insurance	0	(2,500)	(2,500)
Net increase in loans to customers	(125,604)	(83,093)	(74,470)
Capital expenditures	(4,399)	(1,869)	(2,489)
Acquisition of intangible assets	(1,782)	0	0
Acquisition of goodwill	(8,134)	0	0
NET CASH USED IN INVESTING ACTIVITIES	(170,187)	(97,493)	(101,759)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand deposits, money market demand, NOW accounts, and savings accounts	49,010	38,650	62,884
Net increase in certificates of deposit	121,297	40,304	6,759
Net increase/(decrease) in borrowed funds	(11,233)	10,038	13,646
Proceeds from issuance of common stock net of stock issuance costs	3,324	2,626	2,060
Proceeds from issuance of common stock - Stock Option Plans	628	664	971
Cash dividends paid	(5,776)	(4,513)	(3,885)
Cash paid in lieu of fractional shares	(6)	0	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	157,244	87,769	82,435
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,863	6,527	(7,937)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,880	15,353	23,290
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 28,743	$ 21,880	$ 15,353
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 13,509	$ 11,225	$ 9,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and accretion, net	413	835	931
Depreciation and amortization	1,388	1,303	1,192
Stock based compensation - stock option plans	310	248	181
Provision for credit losses	2,080	1,860	1,400
Provision for deferred taxes	(619)	(758)	(405)
Loss/(Gain) on sale of securities	201	250	(846)
Gain on sale of loans	(240)	(210)	(499)
Gain on sale of other real estate	(297)	(14)	(25)
Loss on sale of other assets	3	0	0
Increase/(decrease) in interest payable	3,163	2,078	(497)
Increase in accrued expenses and other liabilities	2,014	833	1,410
Increase in prepaid expenses and other assets	(985)	(391)	(192)
Increase in interest receivable	(1,134)	(1,008)	(526)
Total adjustments	6,297	5,026	2,124
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 19,806	$ 16,251	$ 11,387

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For The Years Ended December 31, 2006, 2005 and 2004 (In thousands, except share data)

	COMPREHENSIVE INCOME	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
BALANCES, DECEMBER 31, 2003		10,663,670	$ 13,330	$ 15,638	$ 37,135	$ 2,635	$ 68,738
Comprehensive Income:							
Net income for the year	$ 9,263				9,263		9,263
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $826	(2,451)						
Reclassification adjustment for gain or loss included in income (tax effect of $288)	846						
Total other comprehensive loss, net of tax	(1,605)					(1,605)	(1,605)
Comprehensive Income	$7,658						
Cash dividends paid, $0.33 per share					(3,885)		(3,885)
Stock based compensation - Stock Option Plans				181			181
Proceeds from issuance of Common Stock - stock option plans		119,500	149	883	(61)		971
Proceeds from issuance of Common Stock through dividend reinvestment		115,772	145	1,969	(54)		2,060
BALANCES, DECEMBER 31, 2004		10,898,942	$ 13,624	$ 18,671	$ 42,398	$ 1,030	$ 75,723
Comprehensive Income:							
Net income for the year	$ 11,225				11,225		11,225
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $801	(1,304)						
Reclassification adjustment for gain or loss included in income (tax effect of $85)	(250)						
Total other comprehensive loss, net of tax	(1,554)					(1,554)	(1,554)
Comprehensive Income	$ 9,671						
Cash dividends paid, $0.37 per share					(4,513)		(4,513)
Stock based compensation - Stock Option Plans				248			248
Proceeds from issuance of Common Stock - stock option plans		81,000	101	563			664
Proceeds from issuance of Common Stock through dividend reinvestment		100,740	126	2,500			2,626
10% stock dividend (1,108,068 shares at $23.64 per share)		1,108,068	1,385	24,810	(26,195)		0
BALANCES, DECEMBER 31, 2005		12,188,750	$ 15,236	$ 46,792	$ 22,915	$ (524)	$ 84,419
Comprehensive Income:							
Net income for the year	$ 13,509				13,509		13,509
Other comprehensive income, net of tax:							
Unrealized gain on securities available-for-sale, net of deferred income taxes of $234	655						
Reclassification adjustment for gain or loss included in income (tax effect of $68)	(201)						
Total other comprehensive gain, net of tax	454					454	454
Comprehensive Income	$ 13,963						
Cash dividends paid, $0.48 per share					(5,776)		(5,776)
Stock based compensation - Stock Option Plans				310			310
Proceeds from issuance of Common Stock - stock option plans		81,100	101	527			628
Proceeds from issuance of Common Stock through dividend reinvestment		123,518	155	3,169			3,324
10% stock dividend (adjustment for new shares and price difference)		4,800	6	1,620	(1,626)		0
Cash dividends paid in lieu of fractional shares					(6)		(6)
BALANCES, DECEMBER 31, 2006		12,398,168	$ 15,498	$ 52,418	$ 29,016	$ (70)	$ 96,862

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

> The accounting and reporting policies that affect the more significant elements of First National Community Bancorp, Inc.'s (the "company") financial statements are summarized below. They have been followed on a consistent basis and are in accordance with generally accepted accounting principles and conform to general practice within the banking industry.

> Nature of Operations

> The company is a registered financial holding company, incorporated under the laws of the state of Pennsylvania. It is the parent company of First National Community Bank (the "bank") and it's wholly owned subsidiary FNCB Realty, Inc.

> The bank provides a variety of financial services to individuals and corporate customers through its seventeen banking locations located in northeastern Pennsylvania. It provides a full range of commercial banking services which includes commercial, residential and consumer lending. Additionally, the bank provides to it's customers a variety of deposit products, including demand checking and interest-bearing deposit accounts.

> FNCB Realty, Inc.'s operating activities include the acquisition, holding, and disposition of certain real estate acquired in satisfaction of loan commitments owed by third party debtors to the bank.

> Principles of Consolidation

> The consolidated financial statements include the accounts of First National Community Bancorp, Inc., the bank and it's wholly owned subsidiary FNCB Realty, Inc.

> All significant intercompany balances and transactions have been eliminated in consolidation.

> During December 2006 the company created First National Community Statutory Trust I ("Issuing Trust") which is wholly owned by the company. The trust purpose is to provide an additional funding source for the company through the issuance of pooled trust preferred securities.

> The company has adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 and FIN 46(R), for the issuing trust. Accordingly, this trust has not been consolidated with the accounts of the company.

> Use of Estimates

> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

> Securities

> Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method.

> Investments in the Federal Reserve Bank and FHLB stock are carried at cost due to restrictions on their sale due to regulatory requirements.

> Other-Than-Temporary Impairment of Securities

> Securities are evaluated on a monthly basis to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

> Loans

> Loans are stated at face value, net of unamortized loan fees and costs and the allowance for credit losses. Interest on all loans is recognized on the accrual basis, based upon the principal amount outstanding.

> Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection. When the interest accrual is discontinued, interest credited to income in the current year is reversed and the accrual of income from prior years is charged against the allowance for credit losses. Any payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

> Mortgage Banking Activities

> When liquidity needs arise, management may from time to time determine that the mortgage loan portfolio provides a ready source of liquidity and elect to sell a portion of the loans which are currently held. At origination, no loans are targeted for immediate sale.

> At December 31, 2006, 2005 and 2004, loans serviced for others totaled approximately $88,752,000, $85,844,000 and $81,770,000, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds aggregating approximately $1,256,000 and $1,159,000 at December 31, 2006 and 2005, respectively.

> The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a quarterly basis. At December 31, 2006 mortgage servicing rights totaling $117,000 were included in other assets.

> Transfers of Financial Assets

> Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control is surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

> Servicing

> Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternately, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

> Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

> Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

> Loan Impairment

> The Bank applies the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, in it's evaluation of the loan portfolio. SFAS 114 requires that certain impaired loans be measured based on the present value of expected future cash flows, net of disposal costs, discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral, net of disposal costs, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

> Allowance For Credit Losses

> The allowance for credit losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance.

> The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

> The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

> A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

> Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

> Loan Fees

> Loan origination and commitment fees, as well as certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The bank is generally amortizing these amounts over the life of the related loans except for residential mortgage loans, where the timing and amount of prepayments can be reasonably estimated. For these mortgage loans, the net deferred fees are amortized over an estimated average life of 7.5 years. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

> Other Real Estate (ORE)

> Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which the borrower has little or no equity in collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but his ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value (less estimated selling cost for disposal of real estate) at the date actually or constructively received. Costs associated with the repair or improvement of the real estate are capitalized when such costs significantly increase the value of the asset, otherwise, such costs are expensed. An allowance for losses on ORE is maintained for subsequent valuation adjustments on a specific property basis.

> Bank Premises and Equipment

> Bank premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expensed as incurred while significant expenditures are capitalized. Depreciation expense is determined on the straight line method over the following ranges of useful lives:

Buildings and improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 30 years

> Goodwill and Intangible Assets

> Intangible assets which are subject to amortization include core deposit premium paid in connection with the bank's Honesdale branch acquisition during November 2006; and on mortgage servicing rights recorded on the bank's sale of loans in the secondary market where servicing rights have been retained. Amortization expense associated with these intangible assets is being provided for using the straight-line method over their estimated useful lives of 10 years and 5.7 years, respectively. Intangible assets subject to amortization are periodically reviewed by management for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

> Intangible assets which are not subject to amortization include goodwill. The cost of goodwill arose from the bank's Honesdale branch acquisition. Goodwill is reviewed by management for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that its carrying amount exceeds fair value. Management has determined that the carrying value of goodwill has not been impaired at December 31, 2006.

> Advertising Costs

> Advertising costs are charged to operations in the year incurred and totaled $705,000, $706,000 and $650,000 in 2006, 2005 and 2004, respectively.

> Income Taxes

> Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

> The company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the company as if they would have filed on a separate return basis.

> Cash Equivalents

> For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

> Net Income Per Share

> Basic earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Such shares amounted to 12,281,925 in 2006, 12,100,305 in 2005 and 11,858,448 in 2004.

> Diluted earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares and options outstanding (the denominator) for the period. Such shares amounted to 12,577,193 in 2006, 12,429,988 in 2005 and 12,289,846 in 2004.

> All share and per share information has been adjusted to reflect the retroactive effect of the 10% stock dividend paid March 31, 2006 and the 100% stock dividend paid on September 30, 2004.

> Stock-Based Compensation

> As of January 1, 2003 the Company adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to apply the prospective method as permitted by SFAS No. 148. Accordingly all options granted on and after January 1, 2003 are charged against income at their fair value. Those issued prior to adoption are accounted for on the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25.

> Bank Owned Life Insurance

> Bank owned life insurance policies (BOLI) are carried at the cash surrender value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

> Segment Reporting

> In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the company and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS No. 131 applies to fiscal years beginning after December 15, 1997.

> First National Community Bancorp, Inc. is a one bank financial holding company operating primarily in northeastern Pennsylvania. The primary purpose of the company is the delivery of financial services within its market by means of a branch network located in Lackawanna, Luzerne and Wayne counties. Each of the company's entities is part of the same reporting segment, whose operating results are regularly reviewed by management. Therefore, consolidated financial statements, as presented, fairly reflect the operating results of the financial services segment of our business.

> New Financial Accounting Standards

> In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155.") SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

> In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140," ("SFAS No. 156"). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations prescribed by SFAS No. 156. All separately recognized servicing assets and servicing liabilities are to be initially measured at fair value, if practicable, and SFAS No. 156 permits an entity to choose either the amortization method or fair value measurement method for subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the Company's consolidated financial statements.

> In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The implemenation of this requirement is not expected to have a material impact on the Company's consolidated financial statements.

> In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157.

> In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements ("SAB No. 108"). SAB No. 108 requires the use of two alternative approaches in quantitatively evaluating materiality of misstatements. If the misstatement as quantified under either approach is material to the current year financial statements, the misstatement must be corrected. If the effect of correcting the prior year misstatements, if any, in the current year income statement is material, the prior year financial statements should be corrected. This guidance is effective for the calendar year ending 2006. In the year of adoption, the misstatements may be corrected as an accounting change by adjusting opening retained earnings rather than being included in the current year income statement. The implementation of this requirement had no material impact on the Company's consolidated financial statements.

> In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." For defined benefit post-retirement plans, SFAS 158 requires that the funded status be recognized in the statement of financial position, that assets and obligations that determine funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in net income or address measurement issues related to defined benefit post-retirement plans. The requirement to recognize funded status is effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the end of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The implementation of this requirement is not expected to have a material impact on the Company's consolidated financial statements.

2. Restricted Cash Balances:

> The bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2006 was $75,000, which amount was satisfied through the restriction of vault cash.

> In addition, the bank maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2006, the amount of these balances was $750,000.

3. Securities:

> Securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate fair values (in thousands) at December 31 follow:

Available-for-sale Securities:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Value
December 31, 2006				
U.S. Treasury securities and obligations of U.S. government agencies	$ 59,502	$ 216	$ 371	$ 59,347
Obligations of state and political subdivisions	73,786	1,830	127	75,489
Collateralized mortgage obligations	64,041	194	947	63,288
Mortgage-backed securities	43,315	32	846	42,501
Corporate debt securities	20,078	162	234	20,006
Equity securities	1,010	0	15	995
Total	$ 261,732	$ 2,434	$ 2,540	$ 261,626
December 31, 2005				
U.S. Treasury securities and obligations of U.S. government agencies	$ 48,586	$ 21	$ 432	$ 48,175
Obligations of state and political subdivisions	61,670	2,208	213	63,665
Collateralized mortgage obligations	48,625	0	1,257	47,368
Mortgage-backed securities	49,693	32	1,043	48,682
Corporate debt securities	20,092	106	190	20,008
Equity securities	1,010	0	27	983
Total	$ 229,676	$ 2,367	$ 3,162	$ 228,881

Held-to-maturity Securities:

	Net Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2006				
Obligations of state and political subdivisions	$ 1,639	$ 180	$ 0	$ 1,819
Total	$ 1,639	$ 180	$ 0	$ 1,819
December 31, 2005				
Obligations of state and political subdivisions	$ 1,561	$ 87	$ 0	$ 1,648
Total	$ 1,561	$ 87	$ 0	$ 1,648

> Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2006 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 16,973	$ 103	$ 29,381	$ 268	$ 46,354	$ 371
Obligations of state and political subdivisions	10,650	97	2,774	30	13,424	127
Collateralized mortgage obligations	14,426	41	34,767	906	49,193	947
Mortgage-backed securities	0	0	37,612	846	37,612	846
Corporate debt securities	0	0	8,844	234	8,844	234
Equity securities	0	0	985	15	985	15
	$ 42,049	$ 241	$ 114,363	$ 2,299	$ 156,412	$ 2,540

> Management evaluates securities for other-than-temporary impairment on a monthly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

> At December 31, 2006, the one hundred three debt securities with unrealized losses have depreciated 1.6% from their amortized cost basis. The maturities of these securities are guaranteed by either the U.S. Government, government sponsored agencies, other governments or corporations. Obligations of state and political subdivisions are also guaranteed by underlying insurance which further secures the safety of principal. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government, its agencies, other governments or corporations; whether downgrades by bond rating agencies have occurred; and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

> The following table shows the amortized cost and approximate fair value of the company's debt securities (in thousands) at December 31, 2006 using contracted maturities. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Net Carrying Value	Net Carrying Value	Fair Value
Amounts maturing in:				
One Year or Less	$ 499	$ 496	$ 0	$ 0
One Year through Five Years	11,441	11,361	0	0
After Five Years through Ten Years	42,634	42,797	0	0
After Ten Years	98,792	100,187	1,639	1,819
Collateralized mortgage obligations	64,041	63,289	0	0
Mortgage-backed Securities	43,315	42,501	0	0
Total	$ 260,722	$ 260,631	$ 1,639	$ 1,819

> Gross proceeds from the sale of securities for the years ended December 31, 2006, 2005, and 2004 were $12,375,000, $25,100,000, and $67,933,000, respectively with the gross realized gains being $30,000, $102,000, and $1,152,000, respectively, and gross realized losses being $231,000, $352,000, and $306,000, respectively.

> At December 31, 2006 and 2005, securities with a carrying amount of $201,244,000 and $168,655,000, respectively, were pledged as collateral to secure public deposits and for other purposes.

4. Loans:

> Major classifications of loans are summarized as follows (in thousands):

	2006	2005
Real estate loans, secured by residential properties	$ 151,470	$ 111,137
Real estate loans, secured by nonfarm, nonresidential properties	415,560	367,445
Commercial and industrial loans	157,837	132,838
Loans to individuals for household, family and other personal expenditures	80,770	73,217
Loans to state and political subdivisions	31,355	29,971
All other loans, including overdrafts	236	168
Gross loans	837,228	714,776
Less: Allowance for credit losses	(7,538)	(7,528)
Less: Unearned discount	(569)	0
Net loans	$ 829,121	$ 707,248

> Changes in the allowance for credit losses were as follows (in thousands):

	2006	2005	2004
Balance, beginning of year	$ 7,528	$ 7,100	$ 6,578
Recoveries credited to allowance	350	590	250
Provision for credit losses	2,080	1,860	1,400
TOTAL	9,958	9,550	8,228
Losses charged to allowance	2,420	2,022	1,128
Balance, end of year	$ 7,538	$ 7,528	$ 7,100

> Information concerning the bank's recorded investment in nonaccrual and restructured loans is as follows (in thousands):

	2006	2005
Nonaccrual loans		
Impaired	$ 0	$ 0
Other	2,299	70
Restructured loans	0	0
Total	$ 2,299	$ 70

> The interest income that would have been earned in 2006, 2005 and 2004 on nonaccrual and restructured loans outstanding at December 31, 2006, 2005 and 2004 in accordance with their original terms approximated $170,000, $6,000 and $42,000. The interest income actually realized on such loans in 2006, 2005 and 2004 approximated $83,000, $0 and $13,000. As of December 31, 2006, there were no outstanding commitments to lend additional funds to borrowers of impaired, restructured or nonaccrual loans.

5. Servicing:

> Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balances of mortgage and other loans serviced for others were $88,752,000, $85,844,000 and $81,770,000 at December 31, 2006, 2005 and 2004, respectively.

> Mortgage servicing rights in the amount of $132,000 have been capitalized and amortized by the bank for loan originations sold in the secondary market for the year ended December 31, 2006.

> The fair value of these rights was $160,000 at December 31, 2006. Fair value has been determined using discount rates ranging from 5.25% to 7.05% and prepayment speeds ranging from 199% to 291%; depending upon the stratification of the specific right. Based upon this fair value, management has determined that no valuation allowance associated with these mortgage servicing rights is necessary at December 31, 2006.

> The following summarizes the activity pertaining to mortgage servicing rights for the year ended December 31, 2006 (in thousands):

	Mortgage Servicing Rights
Balance, beginning of year	$ 0
Mortgage servicing rights capitalized	132
Mortgage servicing rights amortized	(15)
Provision for loss in fair value	0
Balance, end of year	$ 117

6. Bank Premises and Equipment:

> Bank premises and equipment are summarized as follows (in thousands):

	2006	2005
Land	$ 4,447	$ 3,582
Buildings	7,248	4,622
Furniture, fixtures and equipment	7,750	7,231
Leasehold improvements	3,736	3,733
Total	23,181	19,168
Less accumulated depreciation	9,510	8,548
Net	$ 13,671	$ 10,620

> The increase in capitalized values represents the acquisition of land and facilities to be utilized for future expansion. Depreciation and amortization expense amounted to $1,345,000, $1,303,000 and $1,192,000 at December 31, 2006, 2005 and 2004, respectively.

7. Goodwill and Intangibles:

> In connection with the purchase of the Honesdale branch during 2006, the Company acquired intangible assets of $9,784,000. Of that amount, $1,650,000 is due to core deposit premium subject to periodic amortization over the useful life of 10 years. Goodwill of $8,134,000, which is not subject to amortization, arose in connection with the acquisition.

> Following is a summary of non-goodwill intangibles at the end of the year (in thousands):

	December 31, 2006	
	Gross Amount	Accumulated Amortization
Intangibles subject to amortization:		
Core Deposit	$ 1,650	$ 28
Mortgage Servicing Rights	132	15
Total	$ 1,782	$ 43

> Amortization expense for 2006 was $43,000; estimated amortization expense for each of the ensuing years through December 31, 2011 is $187,000 per year.

8. Deposits:

> At December 31, 2006 time deposits including certificates of deposit and Individual Retirement Accounts have the scheduled maturities as follows (in thousands):

	Time Deposits $100,000 and Over	Other Time Deposits	Total
2007	$ 159,408	$ 181,473	$ 340,881
2008	14,129	47,581	61,710
2009	5,937	17,854	23,791
2010	2,987	12,261	15,248
2011	5,068	18,424	23,492
2012 and Thereafter	355	4,516	4,871
Total	$ 187,884	$ 282,109	$ 469,993

9. Borrowed Funds:

> Borrowed funds at December 31, 2006 and 2005 include the following (in thousands):

	2006	2005
Treasury Tax and Loan Demand Note	$ 267	$ 395
Federal Funds Purchased	0	0
Borrowings under Lines of Credit	141,550	163,710
Obligation under Capitalized Lease	745	0
Junior Subordinated Debentures	10,310	0
Total	$ 152,872	$ 164,105

> Federal funds purchased represent primarily overnight borrowings providing for the short-term funding requirements of the company's banking subsidiary and generally mature within one business day of the transaction. During 2006, the average outstanding balance on these credit lines amounted to $8,152,000 and the average rate paid in 2006 was 5.28%.

> The following table presents Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh") advances at their maturity dates (in thousands):

	December 31, 2006	
	Amount	Weighted Average Interest Rate
Within one year	$ 4,371	5.37%
After one year but within two years	40,132	5.15
After two years but within three years	8,081	5.07
After three years but within four years	25,000	5.04
After four years but within five years	31,000	5.08
After five years	32,966	4.01
	$ 141,550	4.85%

> The FHLB of Pittsburgh advances include $118 million with fixed rates and $24 million with variable interest rates. All advances are collateralized either under a blanket pledge agreement by one to four family mortgage loans or with mortgage-backed securities. In addition, the company is required to purchase stock based upon the amount of advances outstanding.

> At December 31, 2006 the company had utilized all availability on an open line of credit from the FHLB of Pittsburgh. The line of credit may bear interest at either a fixed rate or a variable rate, such rate being set at the time of the funding request. In addition, at December 31, 2006, the company had available overnight repricing lines of credit with other correspondent banks totaling $48,000,000 and the Federal Reserve Bank of Philadelphia in the amount of $6,271,000. At December 31, 2006 and 2005, the company had no borrowings outstanding with correspondent banks.

> The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2006 and 2005 were $172,968,000 and $171,730,000, respectively.

> At December 31, 2006, the bank is obligated for the payment of an $815,000 lease purchase option payment associated with an Other Real Estate (ORE) property acquired through a transfer in lieu of foreclosure from a defaulting loan customer. This obligation has been discounted to its present value of $744,902 using a discount rate of 5.36%. This discount is being amortized using the interest method through September 10, 2008 when the obligation becomes payable.

> On December 14, 2006, First National Community Statutory Trust I (the "Trust"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $10,000,000 of trust preferred securities (the "Trust Securities") at a variable interest rate of 7.02%, with a scheduled maturity of December 15, 2036. The Company owns all of the common stock of the Trust. The proceeds from the issue were invested in $10,310,000, 7.02% Junior Subordinated Debentures (the "Debenture") issued by the Company. The interest rate on the Trust Securities and the Debentures will reset quarterly at a spread of 1.67% above the current 3-month Libor rate. The Debentures, which mature December 15, 2036, are unsecured and rank subordinate and junior in right to all indebtedness, liabilities and obligations of the Company. Debentures represent the sole assets of the Trust. Interest on the Trust Securities is deferrable until a period of twenty consecutive quarters has elapsed. The Company has the option, subject to required regulatory approval of the Federal Reserve, to prepay the trust securities beginning December 15, 2011. The Company has, under the terms of the Debenture and the related Indenture, as well as, the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debenture.

> At December 31, 2006, accrued and unpaid interest associated with these Debentures amounting to $35,100 has been provided for in the accompanying consolidated financial statements.

> The Company has applied FIN 46 and FIN 46(R) to its investment in the Issuer Trust, and as such, it has reflected this investment on a deconsolidated basis. As a result, the junior subordinated debentures issued by the Issuer Trust, totaling $10,310,000 has been reflected in Borrowed Funds in the consolidated balance sheets at December 31, 2006 under the caption "Junior Subordinated Debentures". The Company records interest expense on the corresponding debentures in its consolidated statement of income. The Company also records its common stock investment issued by First National Community Statutory Trust I in "Other Assets" in its consolidated balance sheets at December 31, 2006.

10. Benefit Plans:

> The bank has a defined contribution profit sharing plan which covers all eligible employees. The bank's contribution to the plan is determined at management's discretion at the end of each year and funded. Contributions to the plan in 2006, 2005 and 2004 amounted to $650,000, $552,000, and $480,000, respectively.

> The bank has an unfunded non-qualified deferred compensation plan covering all eligible bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. At December 31, 2006, elective deferred compensation amounting to $2,873,000 plus $1,926,000 in accrued interest has been included in other liabilities in the accompanying balance sheet.

11. Income Taxes:

> The provision for income taxes included in the statement of income is comprised of the following components (in thousands):

	2006	2005	2004
Current	$ 4,636	$ 3,584	$ 2,401
Deferred	(619)	(758)	(405)
TOTAL	$ 4,017	$ 2,826	$ 1,996

> The components of the net deferred tax asset, included in other assets, at December 31 are as follows (in thousands):

	2006	2005
Allowance for Credit Losses	$ 2,563	$ 2,560
Deferred Compensation	1,632	1,317
Unrealized Holding Losses on Securities Available-for-Sale	36	270
Stock Based Compensation	304	201
Gross Deferred Tax Asset	$ 4,535	$ 4,348
Deferred Loan Origination Fees	$ (76)	$ (170)
Deferred Intangible Assets	(20)	0
Depreciation	(117)	(241)
Gross Deferred Tax Liability	$ (213)	$ (411)
Net Deferred Tax Assets	$ 4,322	$ 3,937

> The provision for Income Taxes differs from the amount of income tax determined applying the applicable U.S. Statutory Federal Income Tax Rate to pre-tax income from continuing operations as a result of the following differences (in thousands):

	2006	2005	2004
Provision at Statutory Tax Rates	$ 5,978	$ 4,777	$ 3,828
Add (Deduct):			
Tax Effects of Non-Taxable Interest Income	(1,627)	(1,446)	(1,308)
Non-Deductible Interest Expense	254	178	109
Stock Options Exercised	(418)	(506)	(289)
Other Items Net	(170)	(177)	(344)
Provision for Income Taxes	$ 4,017	$ 2,826	$ 1,996

12. Related Party Transactions:

> At December 31, 2006 and 2005, certain officers and directors and/or their affiliates were indebted to the bank in the aggregate amounts of $47,710,000 and $23,931,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. During 2006, $136,334,000 of new loans were made and repayments totaled $112,555,000. The bank was also committed under standby letters of credit as described in Note 13.

> Deposits from certain officers and directors and/or their affiliates held by the bank at December 31, 2006 and 2005 amounted to $122,932,000 and $66,361,000.

13. Commitments:

(a) Leases:

> At December 31, 2006, the company was obligated under certain noncancelable operating leases with initial or remaining terms of one year or more. Minimum future obligations under noncancelable operating leases in effect at December 31, 2006 are as follows (in thousands):

	FACILITIES	EQUIPMENT
2007	$ 430	$ 119
2008	361	71
2009	119	42
2010	93	27
2011	47	0
2012 and thereafter	24	0
Total	$ 1,074	$ 259

> Total rental expense under operating leases amounted to $555,000 in 2006, $542,000 in 2005, and $540,000 in 2004.

(b) Financial Instruments with Off Balance Sheet Risk:

> The bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Such financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. The bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows (in thousands):

	2006	2005
Commitments to extend credit	$ 202,895	$ 157,909
Standby letters of credit	107,276	41,840

> Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

> Letters of credit and financial guarantees are agreements whereby the company guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

> Outstanding commitments to extend credit and standby letters of credit issued to or on behalf of related parties amounted to $46,049,000 and $16,178,000 and $37,537,000 and $2,046,000 at December 31, 2006 and 2005, respectively.

(c) Concentration of Credit Risk:

> Cash Concentrations: The bank maintains cash balances at several correspondent banks. The aggregate cash balances represent federal funds sold of $2,325,000 and $0; and due from bank accounts in excess of the limit covered by the Federal Deposit Insurance Corporation amounting to $273,000 and $93,000 as of December 31, 2006 and 2005, respectively.

> Loan Concentrations: At December 31, 2006, 41.4% of the bank's commercial loan portfolio was concentrated in loans in the following six industries. Substantially all of these loans are secured by first mortgages on commercial properties and/or collateral held.

	In thousands	%
• Land Subdivision	$ 81,258	12.6%
• Shopping Centers/Complexes	40,285	6.2
• Solid Waste Landfills	39,638	6.1
• Hotels	37,067	5.7
• Casino Hotels	35,000	5.4
• General Government	34,826	5.4

(d) Other:

> The company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the company.

14. Stock Option Plans:

> On August 30, 2000, the Corporation's board of directors adopted an Employee Stock Incentive Plan in which options may be granted to key officers and other employees of the Corporation. The aggregate number of shares which may be issued upon exercise of the options under the plan cannot exceed 880,000 shares. Options and rights granted under the plan become exercisable six months after the date the options are awarded and expire ten years after the award date.

> The board of directors also adopted on August 30, 2000, the Independent Directors Stock Option Plan for members of the corporation's board of directors who are not officers or employees of the corporation or its subsidiaries. The aggregate number of shares issuable under the plan cannot exceed 440,000 shares and are exercisable six months from the date the awards are granted and expire three years after the award date.

> As more fully described in Note 1 to these financial statements, the Company has adopted SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Accordingly, all options granted after January 1, 2003 have been charged against income at their fair value. Awards granted under the plan vest immediately and the entire expense of the award is recognized in the year of grant. Upon expiration, the cost of the option is reversed and credited to income.

> The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model average assumptions:

	Year Ended December 31,		
	2006	2005	2004
Dividend yield	1.67%	1.49%	1.53%
Expected life	10 years	10 years	10 years
Expected volatility	25.6%	25.5%	25.3%
Risk-free interest rate	4.67%	4.67%	4.43%

> A summary of the status of the company's stock option plans is presented below:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	335,170	$ 10.78	396,220	$ 9.08	503,800	$ 8.08
Granted	28,050	28.91	28,050	24.14	23,870	20.89
Exercised	(83,350)	7.56	(89,100)	7.46	(131,450)	7.39
Forfeited	0		0		0	
Outstanding at the end of the year	279,870	$ 13.56	335,170	$ 10.78	396,220	$ 9.08
Options exercisable at year end	251,820	$ 11.85	307,120	$ 9.56	372,350	$ 8.33
Weighted average fair value of options granted during the year		$ 11.04		$ 8.86		$ 7.65
Stock-Based Compensation Expense		$ 309,672		$ 248,370		$ 181,195

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.49-$28.91	279,870	6.7 years	$13.56	251,820	$11.85

15. Regulatory Matters

> The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

> Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the bank meets all capital adequacy requirements to which it is subject.

> As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)	$ 104,586	10.67%	≥$78,416	≥8.0%	≥$98,020	≥10.0%
Tier I Capital (to Risk Weighted Assets)	$ 97,048	9.90%	≥$39,208	≥4.0%	≥$58,812	≥6.0%
Tier I Capital (to Average Assets)	$ 97,048	9.16%	≥$42,400	≥4.0%	≥$53,000	≥5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$ 92,471	11.29%	≥$65,547	≥8.0%	≥$81,934	≥10.0%
Tier I Capital (to Risk Weighted Assets)	$ 84,943	10.37%	≥$32,774	≥4.0%	≥$49,160	≥6.0%
Tier I Capital (to Average Assets)	$ 84,943	8.91%	≥$38,141	≥4.0%	≥$47,676	≥5.0%

> Banking regulations also limit the amount of dividends that may be paid without prior approval of the bank's regulatory agency. Retained earnings against which dividends may be paid without prior approval of the federal banking regulators amounted to $25,599,000 at December 31, 2006, subject to the minimum capital ratio requirements noted above.

16. Disclosures About Fair Value of Financial Instruments:

> Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments, (SFAS 107) requires annual disclosure of estimated fair value of on-and off-balance sheet financial instruments.

> The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short term investments:

> Cash and short term investments include cash on hand, amounts due from banks, and federal funds sold. For these short term instruments, the carrying amount is a reasonable estimate of fair value.

Interest bearing balances with financial institutions:

> The fair value of these financial instruments is estimated using rates currently available for investments of similar maturities.

Securities:
> For securities held for investment purposes, the fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:
> The fair value of loans has been estimated by discounting the future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:
> The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds:
> Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to extend credit and standby letters of credit:
> The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

> The estimated fair values of the company's financial instruments (in thousands) are as follows:

	December 31, 2006	
	Carrying Value	Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 28,743	$ 28,743
Interest-bearing balances with financial institutions	0	0
Securities	270,433	270,613
Gross Loans	836,659	827,915
FINANCIAL LIABILITIES		
Deposits	$ 920,973	$ 919,834
Borrowed funds	152,872	151,583
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 618

	December 31, 2005	
	Carrying Value	Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 21,880	$ 21,880
Interest-bearing balances with financial institutions	2,178	2,175
Securities	238,223	238,310
Gross Loans	714,776	707,463
FINANCIAL LIABILITIES		
Deposits	$ 750,666	$ 748,774
Borrowed funds	164,105	163,552
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 385

17. Condensed Financial Information – Parent Company Only:

> Condensed parent company only financial information is as follows (in thousands):

Condensed Balance Sheet December 31,	2006	2005
Assets:		
Cash	$ 694	$ 187
Investment in Statutory Trust	310	0
Investment in Subsidiary (equity method)	106,203	84,231
Total Assets	$ 107,207	$ 84,418
Liabilities and Stockholders' Equity:		
Junior Subordinated Debentures	$ 10,310	$ 0
Other liabilities	35	0
Stockholders' equity	96,862	84,418
Total Liabilities and Stockholders' Equity	$ 107,207	$ 84,418

Condensed Statement of Income for the years ending December 31, 2006, 2005 and 2004

	2006	2005	2004
Income:			
Dividends from Subsidiary	$ 2,400	$ 1,050	$ 1,025
Equity in Undistributed Income of Subsidiary	11,207	10,196	8,270
Total Income	$ 13,607	$ 11,246	$ 9,295
Expenses	98	21	32
Net Income	$ 13,509	$ 11,225	$ 9,263

Condensed Statement of Cash Flows for the years ending December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 13,509	$ 11,225	$ 9,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(11,207)	(10,196)	(8,270)
Increase in other liabilities	35	0	0
Net Cash Provided by Operating Activities	$ 2,337	$ 1,029	$ 993
Cash Flows from Investing Activities:			
Investment in capital of subsidiary	$ (10,000)	$ 0	$ 0
Investment in statutory trust	(310)	0	0
Net Cash Used in Investing Activities	$ (10,310)	$ 0	$ 0
Cash Flows from Financing Activities:			
Increase in borrowed funds	$ 10,310	$ 0	$ 0
Cash dividends	(5,776)	(4,513)	(3,885)
Proceeds from issuance of common stock net of stock issuance costs	3,952	3,290	3,030
Cash paid in lieu of fractional shares	(6)	0	0
Net Cash Used in Financing Activities	$ 8,480	$ (1,223)	$ (855)
Increase (Decrease) in Cash	$ 507	$ (194)	$ 138
Cash at Beginning of Year	187	381	243
Cash at End of Year	$ 694	$ 187	$ 381

Non-cash investing and financing activities:

> In 1999, the company adopted a dividend reinvestment plan. Shares of stock issued in 2006, 2005 and 2004 were 123,518 shares, 100,740 shares and 115,772 shares, respectively, in lieu of paying cash dividends of $3,323,000 in 2006, $2,626,000 in 2005 and $2,060,000 in 2004.

18. Selected Quarterly Financial Data (Unaudited):

> In thousands, except per share amounts

	Quarter Ending			
	March 31,	June 30,	September 30,	December 31,
2006				
Interest income	$ 15,363	$ 16,518	$ 17,504	$ 19,283
Interest expense	7,074	7,869	8,545	9,698
Net interest income	8,289	8,649	8,959	9,585
Provision for credit losses	270	270	270	1,270
Other income	1,127	1,104	1,253	1,413
Other expenses	4,929	5,008	4,981	5,855
Provision for income taxes	1,023	1,122	1,250	622
Net income	$ 3,194	$ 3,353	$ 3,711	$ 3,251
Earnings per share:				
Basic	$0.26	$0.27	$0.30	$0.27
Diluted	$0.25	$0.27	$0.29	$0.26
2005				
Interest income	$ 11,763	$ 12,702	$ 13,934	$ 14,908
Interest expense	4,725	5,235	5,926	6,471
Net interest income	7,038	7,467	8,008	8,437
Provision for credit losses	240	240	390	990
Other income	1,036	912	962	994
Other expenses	4,523	4,611	4,719	5,090
Provision for income taxes	705	748	825	548
Net income	$ 2,606	$ 2,780	$ 3,036	$ 2,803
Earnings per share:				
Basic	$ 0.22	$ 0.23	$ 0.25	$ 0.23
Diluted	$ 0.21	$ 0.22	$ 0.24	$ 0.23

DCO

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of First National Community Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Community Bancorp, Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three-years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First National Community Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
March 14, 2007

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
1-800-903-9567 ▪ 212-682-0653 ▪ www.demetrius-llc.com

A PCAOB Registered Firm

FIRST NATIONAL COMMUNITY BANCORP, INC.

Tel. (570) 346-7667
Fax (570) 348-6454
http://www.fncb.com
E-mail fncb@fncb.com

and Subsidiary, FIRST NATIONAL COMMUNITY BANK

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First National Community Bancorp, Inc. (the "Company") is responsible for (1) the preparation of the accompanying financial statements; (2) establishing and maintaining internal controls over financial reporting; and (3) the assessment of the effectiveness of internal control over financial reporting. The Securities and Exchange Commission defines effective internal control over financial reporting as a process designed under the supervision of the company's principal executive officer and principal financial officer, and implemented in conjunction with management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The company's internal control over financial reporting is supported by written policies and procedures. All internal control systems, no matter how well designed, have inherent limitations and provide only reasonable assurance that the objectives of the control system are met. Therefore, no evaluation of controls can provide absolute assurance that all control issues and misstatements due to error or fraud, if any, within the company have been detected. Additionally, any system of controls is subject to the risk that controls may become inadequate due to changes in conditions or that compliance with policies or procedures may deteriorate.

As of December 31, 2006, management of the company conducted an assessment of the effectiveness of the company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006, has been audited by Demetrius and Company, L.L.C., the independent registered public accounting firm that audited the company's financial statements for the period covered. A copy of the Demetrius and Company, L.L.C. report is included in this annual report.

J. David Lombardi
President and Chief Executive Officer

William S. Lance
Principal Financial Officer

102 East Drinker Street Member FDIC Dunmore, PA 18512-2491

DCO DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that First National Community Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First National Community Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First National Community Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, First National Community Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 of First National Community Bancorp, Inc., and our report dated March 14, 2007 expressed an unqualified opinion.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
March 14, 2007

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
1-800-903-9567 ▪ 212-682-0653 ▪ www.demetrius-llc.com

A PCAOB Registered Firm

INVESTOR INFORMATION

MARKET PRICES OF STOCK AND DIVIDENDS PAID

> The company's common stock is not actively traded. The principal market area for the company's stock is northeastern Pennsylvania, although shares are held by residents of other states across the country. First National Community Bancorp, Inc. is listed in the Over-The-Counter (OTC) Bulletin Board Stocks under the symbol "FNCB". Quarterly market highs and lows and dividends paid for each of the past two years are presented below. These prices represent actual transactions. The company expects that comparable cash dividends will be paid in the future.

	MARKET PRICE		DIVIDENDS PAID
	HIGH	LOW	PER SHARE
QUARTER	**2006**		
First	$ 27.75	$ 23.64	$ .11
Second	30.20	27.05	.11
Third	29.50	27.90	.12
Fourth	30.00	27.65	.14
			$ 0.48
QUARTER	**2005**		
First	$ 31.82	$ 22.73	$ .08
Second	28.80	23.41	.08
Third	26.82	23.55	.09
Fourth	25.00	23.45	.12
			$ 0.37

*Share and per share information includes the retroactive effect of the 10% stock dividend paid March 31, 2006.

MARKET MAKERS

> The following firms are known to make a market in the company's stock:

MONROE SECURITIES
47 State Street
Rochester, NY 14614
(716) 546-5560

RBC DAIN RAUSCHER
1211 Avenue of the Americas
32nd Floor
New York, NY 10036
(866) 835-1422

RYAN, BECK AND CO.
220 South Orange Avenue
Livingston, NJ 07039
(973) 597-6000

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-9982

> Shareholder questions regarding stock ownership should be directed to the Investor Relations Department at Registrar and Transfer Company at 1-800-368-5948.

DIVIDEND CALENDAR

> Dividends on the company's common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15. Record dates for dividends are customarily on or about March 1, June 1, September 1, and December 1.

SHAREHOLDERS' INQUIRIES

> A copy of the company's Annual Report for the year ended December 31, 2006 on Form 10-K, as required to be filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

Treasurer
First National Community Bancorp, Inc.
102 East Drinker Street
Dunmore, PA 18512

> General market information may also be obtained from INVEST representatives at (570) 348-4921.

INTERNET ADDRESS
www.fncb.com

E-MAIL ADDRESS
fncb@fncb.com

> First National Community Bancorp, Inc.
102 East Drinker Street, Dunmore, PA 18512 / fncb.com